TRILOGY
ENERGY TRUST

1400, 332 6TH AVE. SW, CALGARY, ALBERTA, T2P 0B2
PHONE: (403) 290-2900 FAX: (403) 263-8915

07028488

November 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Quarterly Financial and Operating Results for the Quarter Ended September 30, 2007
2. Management's Discussion and Analysis dated November 6, 2007
3. Form 52-109F2 – Certification of Interim Filings – CEO
4. Form 52-109F2 – Certification of Interim Filings – CFO

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Corporate Secretary

GLY/kp
Enclosure

TRILOGY
ENERGY TRUST



2007 THIRD QUARTER REPORT

FINANCIAL AND OPERATING HIGHLIGHTS

(In thousand Canadian dollars except per unit amounts and where stated otherwise)

	Three Months Ended			Nine Months Ended		
	Sept. 30, 2007	June 30, 2007	Change %	Sept. 30, 2007	Sept. 30, 2006	Change %
FINANCIAL						
Petroleum and natural gas sales	**77,520**	111,050	(30)	**300,077**	334,423	(10)
Funds flow						
From operations[1]	**28,477**	50,158	(43)	**144,082**	199,621	(28)
Per unit – basic and diluted	**0.31**	0.54	(43)	**1.56**	2.23	(30)
Earnings						
Earnings (loss) before tax	**(7,811)**	18,734	(142)	**20,274**	116,281	(83)
Per unit – basic and diluted	**(0.08)**	0.20	(140)	**0.22**	1.30	(83)
Earnings (loss) after future income tax	**(3,483)**	(62,127)	94	**(56,259)**	116,281	(148)
Per unit – basic and diluted	**(0.04)**	(0.67)	94	**(0.61)**	1.30	(147)
Distributions declared	**27,770**	27,770	—	**83,310**	180,258	(54)
Per unit	**0.30**	0.30	—	**0.90**	2.00	(55)
Capital expenditures[3]						
Exploration and development	**23,168**	6,106	279	**84,244**	131,330	(36)
Acquisitions, dispositions and other - net	**(24,530)**	(73,972)	(67)	**(98,502)**	1,035	—
Net capital expenditures	**(1,362)**	(67,866)	(98)	**(14,258)**	132,365	(111)
Corporate acquisitions	**—**	—	—	**—**	124,395	(100)
Total assets	**923,683**	967,127	(4)	**923,683**	927,653	—
Net debt[1]	**362,700**	363,822	—	**362,700**	263,772	38
Unitholders' equity	**383,127**	413,801	(7)	**383,127**	537,940	(29)
Trust Units outstanding (thousands)						
- As at end of period	**92,567**	92,567	—	**92,567**	92,425	—
OPERATING						
Production						
Natural gas (MMcf/d)	**96**	115	(17)	**110**	118	(7)
Crude oil and natural gas liquids (Bbl/d)	**3,726**	4,916	(24)	**4,455**	4,982	(11)
Total production (Boe/d @ 6:1)	**19,775**	24,030	(18)	**22,743**	24,572	(7)
Average prices						
Natural gas (before financial instruments) ($/Mcf)	**5.83**	7.81	(25)	**7.30**	7.52	(3)
Natural gas ($/Mcf)[2]	**5.83**	7.81	(25)	**7.81**	8.75	(11)
Crude oil and natural gas liquids (before financial instruments) ($/Bbl)	**75.54**	66.04	14	**66.98**	68.54	(2)
Crude oil and natural gas liquids ($/Bbl)[2]	**71.31**	67.20	6	**67.85**	66.43	2
Drilling activity (gross)						
Gas	**15**	2	650	**45**	57	(21)
Oil	**2**	—	—	**4**	1	300
D&A	**2**	—	—	**4**	8	(50)
Total wells	**19**	2	850	**53**	66	(20)
Success rate	**89%**	100%	—	**92%**	88%	—

(1) Funds flow from operations and net debt are non-GAAP terms. Funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, depletion and depreciation expense and non-cash expenditures. Net debt is equal to long-term debt and the long-term portion of unit-based compensation liability plus/minus working capital. Please refer to the advisory on Non-GAAP measures below.

(2) Includes realized but excludes unrealized gains and losses on financial instruments.

(3) Excludes corporate acquisitions.

MESSAGE TO UNITHOLDERS

November 6, 2007

Trilogy Energy Trust ("Trilogy" or "the Trust") is pleased to report its operating and financial results for the third quarter of 2007.

During the third quarter the Trust closed the sale of its Southern Alberta Asset Package, involving certain non-core assets in the southern Alberta area. This disposition will allow Trilogy to focus on its strategy of developing areas with high working interests, multi-zone potential, and well-developed infrastructure with year-round access in the Kaybob and Grand Prairie areas.

Production for the third quarter of 2007 averaged 19,775 Boe/d (96.3 MMcf/d of natural gas and 3,726 Bbl/d of crude oil and natural gas liquids), which is down 18 percent from the 24,030 Boe/d (114.7 MMcf/d of natural gas and 4,916 Bbl/d of crude oil and natural gas liquids) that was reported in the second quarter of the year. The decline in production is primarily the result of the sale of Trilogy's Marten Creek assets (1,010 Boe/d was included in the second quarter reporting), the sale of the southern Alberta assets (375 Boe/d) and downtime related to the scheduled plant maintenance at the K3 gas plant in the southern Kaybob area (2,100 Boe/d).

Trilogy forecasted third quarter production volumes to average 20,500 Boe/d which is 4 percent higher than the volume reported for the quarter. Third quarter production volumes were lower than forecast as a result of a pipeline break at the Kaybob North Beaverhill Lake oil pool which reduced volumes by approximately 400 Boe/d for the quarter. Third quarter production volumes were also negatively impacted by the scheduled plant maintenance at the K3 gas plant which lasted approximately one week longer than originally forecast at the time of the second quarter report.

Drilling and completion operations that were restricted due to wet weather in the second quarter returned to normal levels during the third quarter. Trilogy participated in the drilling of 19 (11.6 net) wells, which brings the total Trust wells drilled to date in 2007 to 53 (33.9 net). There were 15 (11.1 net) wells cased for gas potential, 2 (0.5 net) wells cased for oil potential and two farm-out wells were drilled and abandoned during the quarter. This equates to an 89 (100.0 net) success rate on wells drilled during the quarter, which speaks highly of the quality of drilling prospects that the Trust has in its inventory.

Capital spending during the third quarter was $23.2 million, as compared to $6.1 million in the previous quarter, bringing the year-to-date total to $84.2 million. Trilogy anticipates spending $100 million in 2007 as compared to the $115 million previously budgeted for the year. This decrease was accomplished by reducing the amount previously budgeted for Crown land sales and deferring certain capital projects until 2008. Within this revised capital spending program, Trilogy expects to be able to replace its 2007 produced reserves through continued drilling success in the fourth quarter and anticipated reserve revisions.

Operating costs for the second quarter were $23.3 million, which equates to $12.79/Boe; this is up $2.06/Boe from $10.73/Boe reported in the second quarter and brings the year-to-date operating costs to $11.18/Boe. Trilogy's per unit operating costs were higher than prior quarters due to lower production volumes and the increased maintenance costs associated with the K3 plant turnaround. Trilogy took advantage of the shut-in period to coordinate additional maintenance work on operated wells, pipelines and batteries flowing to the plant. Although these projects added costs during a low productivity period, maintaining the equipment and facilities is necessary in order to ensure that future production is not negatively impacted.

Funds flow from operations for the period totaled $28.5 million as compared to $50.2 million for the second quarter, reflecting the decrease in production due to the previously mentioned asset sales, plant maintenance and also the lower natural gas prices during the quarter. The distributions declared during the quarter were consistent with the first and second quarters of 2007 at $27.8 million.

Kaybob

As expected, third quarter 2007 volumes in the Kaybob area were negatively impacted by the scheduled plant maintenance and the sale of the southern Alberta assets as well as normal production volume declines. Production volumes decreased from 21,248 Boe/d in the second quarter to 18,060 Boe/d in the third quarter. This volume reduction was partially offset by five wells that were tied in during the third quarter in the Kaybob area. An additional 9 (7.6 net) wells drilled during the quarter are planned to be completed and tied in prior to the end of the year to offset declines and any unforeseen production losses. Five wells are budgeted to be drilled prior to year end; these wells will be completed and tied in next year.

Grande Prairie

Sales volumes from the Grand Prairie area were relatively flat at 1,713 Boe/d during the third quarter of 2007 as compared to 1,771 Boe/d during the previous quarter. Nine (4.0 net) wells were drilled in the Grande Prairie area during the third quarter, resulting in 6 (3.5 net) successful gas wells, 2 (0.5 net) oil wells and 1 (0.0 net) well that was dry and abandoned.

Southern Alberta

On August 2, 2007, Trilogy closed the sale of its southern Alberta Asset package for $23.6 million, after preliminary adjustments. The sale of these assets reduced Trilogy's third quarter production rate by approximately 375 Boe/d for the quarter and its reserve base by approximately 1.2 MMBoe of proved plus probable reserves. Proceeds received were used to pay down Trilogy's outstanding debt.

Outlook

The third quarter 2007 was marked by a continued weakening in the price of natural gas, while crude oil prices soared. Natural gas storage levels were near all time highs, as liquefied natural gas was imported from international markets into North American storage facilities. A sharp appreciation of the Canadian dollar against the U.S. dollar has also significantly impacted the realized natural gas prices in Canada. Natural gas drilling activity in Western Canada has declined to approximately 40 percent of the available drilling fleet. We believe that with time, this reduction in drilling activity will impact the supply side and natural gas prices are expected to recover to more acceptable levels.

The New Royalty Framework announced by the Government of Alberta on October 25, 2007 adopted many recommendations of the Alberta Royalty Review Panel regarding changes to the royalty structure in Alberta. These recommendations have met with sharp criticism from the oil and gas industry. The proposed changes are expected to have a significant impact on the industry's ability to operate in the high cost structure that currently exists in Alberta. The Trust is reviewing the New Royalty Framework to assess its impact on Trilogy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the three and nine months ended September 30, 2007, and should be read in conjunction with the Trust's interim consolidated financial statements for the three and nine months ended September 30, 2007 and its annual consolidated financial statements and MD&A for the year ended December 31, 2006. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

Readers are cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found at the end of this MD&A. This MD&A is dated and was prepared using currently available information as of November 6, 2007.

THIRD QUARTER 2007 HIGHLIGHTS

- Reported sales volume for the third quarter of 2007 averaged 19,775 Boe/d as compared to 24,030 Boe/d for the previous quarter. The decrease in sales volume was attributable to a plant turnaround, a line break in Kaybob, the sale of the Marten Creek property in mid May 2007 and the sale of certain non-core assets in southern Alberta.
- Funds flow from operations decreased to $28.5 million during the third quarter of 2007 as compared to $50.2 million for the previous quarter, due to lower realized natural gas prices, declining sales volumes, and higher per unit operating costs resulting primarily from the plant turnaround.
- The third quarter loss before tax of $7.8 million was down from the $18.7 million earnings posted in the second quarter due to the abovementioned unfavorable changes in funds flow from operations and a loss on asset sale and higher exploration expenditures.
- Trilogy disposed of certain non-core assets in southern Alberta on August 2, 2007. Proceeds from the sale amounting to approximately $23.6 million, after preliminary adjustments, were used to pay off Trilogy's acquisition loan facility.
- Capital expenditures totaled $23.2 million for the third quarter of 2007.
- Cash distributions declared to Unitholders for the third quarter of 2007 were $27.8 million or 61 percent of cash flow from operations.
- Trilogy reinstated its Distribution Reinvestment Plan ("DRIP") effective for the September 2007 monthly distribution payable in October 2007. Eligible holders of 51,940,092 Trust Units (or approximately 56 percent of the outstanding Trust Units) elected to participate in the DRIP for the distribution paid on October 15, 2007.

BUSINESS ENVIRONMENT

The following table summarizes the key commodity price benchmarks for the comparative quarters:

	Q3 2007	Q2 2007	Q3 2006
Crude Oil			
West Texas Intermediate monthly average (US$/Bbl)	**75.38**	64.98	70.55
Natural gas			
NYMEX (Henry Hub Close) monthly average (US$/MMBtu)	**6.16**	7.55	6.58
AECO monthly average (Cdn$/GJ)	**5.32**	6.99	5.72
Canadian – U.S. Dollar Average Exchange Rate (Cdn$/US$)	**1.04**	1.08	1.12

RESULTS OF OPERATIONS

Reported Operating Results Summary

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Operating income[(1)]	**36,515**	60,921	55,201	**157,073**	176,928
Other income (expenses)	**387**	(823)	1,450	**(480)**	1,834
Realized financial instruments[(2)]	**(1,451)**	514	5,417	**16,304**	36,693
General and administrative expenses (cash portion)	**(1,777)**	(4,145)	(1,646)	**(10,060)**	(5,693)
Interest and financing charges	**(4,944)**	(5,597)	(3,194)	**(17,242)**	(8,232)
Exploration expenditures[(3)]	**(253)**	(712)	(1,027)	**(1,513)**	(1,909)
Funds flow from operations[(1)]	**28,477**	50,158	56,201	**144,082**	199,621
Non-cash operating items:					
Depletion and depreciation	**(26,647)**	(29,680)	(32,591)	**(89,255)**	(93,147)
Unrealized financial instruments[(2)]	**(1,945)**	(661)	22,587	**(21,741)**	29,442
General and administrative recovery (expenses)	**421**	(623)	453	**(313)**	(1,246)
Exploration expenditures[(4)]	**(4,055)**	(345)	(7,407)	**(7,142)**	(15,711)
Gain (loss) on sale of property, plant and equipment	**(2,939)**	1,046	—	**(1,893)**	—
Accretion on asset retirement obligations	**(1,123)**	(1,161)	(905)	**(3,464)**	(2,678)
Future income tax (expense) recovery[(5)]	**4,328**	(80,861)	—	**(76,533)**	—
Net earnings (loss)	**(3,483)**	(62,127)	38,338	**(56,259)**	116,281

(1) Operating income and funds flow from operations are non-GAAP terms. Operating income is equal to petroleum and natural gas sales minus royalties, operating costs and transportation costs, while funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, future income tax, depletion and depreciation and other non-cash expenditures. Refer to the advisory on Non-GAAP measures at the end of this MD&A.

(2) See Risk Management section below.

(3) Excluding the non-cash portion of the expenditures and including asset retirement obligations paid.

(4) Net of asset retirement obligations paid.

(5) See Income Taxes section below.

For purposes of this MD&A, the analyses of operating income items (i.e. sales, royalties, operating costs and transportation costs) exclude the operating results of Marten Creek and focus on Trilogy's remaining properties (the "Remaining Properties"). A reconciliation of the reported operating income to the operating income of the Remaining Properties for the applicable periods is presented under the Sale of Marten Creek Property section below.

Operating Income from Remaining Properties

Third Quarter 2007 vs. Second Quarter 2007 (thousand dollars except as otherwise indicated)	Q3 2007[1]	Change (%)	Q2 2007[2]
Average sales volumes:			
Natural gas (Mcf/d)	**96,293**	(11)	108,638
Oil and natural gas liquids (Bbl/d)	**3,726**	(24)	4,914
Total (Boe/d)	**19,775**	(14)	23,020
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**5.83**	(25)	7.82
Oil and natural gas liquids ($/Bbl)	**75.54**	14	66.04
Petroleum and natural gas sales before financial instruments:			
Natural gas	**51,624**	(33)	77,294
Oil and natural gas liquids	**25,896**	(12)	29,529
Total petroleum and natural gas sales before financial instruments	**77,520**	(27)	106,823
Royalties	**(13,990)**	(36)	(21,827)
Operating costs	**(23,265)**	8	(21,504)
Transportation costs	**(3,750)**	(3)	(3,859)
Operating income[2]	**36,515**	(39)	59,633

[1] Reported amounts.
[2] Reported amounts less operating results for Marten Creek as shown below.
[3] Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, decreased by $19.7 million and $6.0 million due to lower average natural gas prices and lower sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $7.9 million due to lower sales volumes, partially offset by a $4.2 million increase as a result of higher average oil and natural gas liquid prices. The decreases in sales volume from Trilogy's Remaining Properties are attributable primarily to the turnaround at the K3 plant in South Kaybob, the sale of non-core assets in southern Alberta during the third quarter and a line break that occurred during the quarter in North Kaybob. During the third quarter, Trilogy's production was down by approximately 2,100 Boe/d and 400 Boe/d as a result of the plant turnaround and line break in Kaybob, respectively, while production from the southern Alberta assets averaged approximately 500 Boe/d at the time of the sale.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 18 percent for the third quarter of 2007 as compared to 20 percent for the previous quarter. The significant decline in the natural gas price in the third quarter as compared to the previous quarter reduced the average royalty rate as the rate is price sensitive. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price which varies from Trilogy's realized corporate price, and this variation also impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall royalty rate.

Operating Costs – The increase in operating costs is attributable mainly to the incremental costs incurred on plant turnarounds (approximately $1.8 million) and a line break in Kaybob during the third quarter. On a per unit basis, operating costs increased to $12.79/Boe in the third quarter from $10.27/Boe in the previous quarter. The increased

costs of repairs and maintenance have resulted in higher operating cost per sales volume in 2007 than the forecasted average operating cost of $10.00-$10.50/Boe.

Third Quarter 2007 vs. Third Quarter 2006 (thousand dollars except as otherwise indicated)	Q3 2007[1]	Change (%)	Q3 2006[2]
Average sales volumes:			
Natural gas (Mcf/d)	**96,293**	(3)	99,312
Oil and natural gas liquids (Bbl/d)	**3,726**	(23)	4,854
Total (Boe/d)	**19,775**	(8)	21,406
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**5.83**	(13)	6.69
Oil and natural gas liquids ($/Bbl)	**75.54**	4	72.68
Petroleum and natural gas sales before financial instruments:			
Natural gas	**51,624**	(16)	61,147
Oil and natural gas liquids	**25,896**	(20)	32,455
Total petroleum and natural gas sales before financial instruments	**77,520**	(17)	93,602
Royalties	**(13,990)**	(28)	(19,519)
Operating costs	**(23,265)**	14	(20,451)
Transportation costs	**(3,750)**	(10)	(4,156)
Operating income[2]	**36,515**	(26)	49,476

(1) Reported amounts.
(2) Reported amounts less operating results for Marten Creek as shown below.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, decreased by $7.9 million and $1.6 million due to lower average natural gas prices and lower sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $7.8 million due to lower sales volumes, partially offset by a $1.3 million increase as a result of higher average oil and natural gas liquid sales prices. Sales volumes on Trilogy's Remaining Properties in the third quarter of 2007 were lower as a result primarily of the K3 plant turnaround and a line break in Kaybob and a decline in natural gas liquids yield, partially offset by increased production arising from the acquisition of Blue Mountain in October 2006.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 18 percent for the third quarter of 2007 as compared to 21 percent for the comparative quarter of last year. This decrease is attributable primarily to lower natural gas prices and additional gas cost allowance credit applied against crown royalties during the third quarter of 2007. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which varies from Trilogy's realized corporate price, and this variation impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall rate.

Operating Costs – Operating costs on Trilogy's Remaining Properties increased in the third quarter of 2007 as compared to the same quarter in 2006 due mainly to plant turnarounds and a line break as mentioned above. On a per unit basis, operating costs increased to $12.79/Boe in the third quarter of 2007 from $10.38/Boe in the same quarter of 2006 due primarily to higher repairs and maintenance costs.

Year-to-date 2007 vs. Year-to-date 2006 (thousand dollars except as otherwise indicated)	Nine Months Ended Sept. 30, 2007[1]	Change (%)	Nine Months Ended Sept. 30, 2006[1]
Average sales volumes:			
Natural gas (Mcf/d)	**102,817**	4	98,912
Oil and natural gas liquids (Bbl/d)	**4,453**	(11)	4,982
Total (Boe/d)	**21,589**	1	21,467
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.28**	(5)	7.65
Oil and natural gas liquids ($/Bbl)	**66.98**	(2)	68.54
Petroleum and natural gas sales before financial instruments:			
Natural gas	**204,439**	(1)	206,582
Oil and natural gas liquids	**81,423**	(13)	93,220
Total petroleum and natural gas sales before financial instruments	**285,862**	(5)	299,802
Royalties	**(58,549)**	(15)	(68,518)
Operating costs	**(65,509)**	9	(60,011)
Transportation costs	**(11,269)**	(8)	(12,258)
Operating income[2]	**150,535**	(5)	159,015

[1] Reported amounts less operating results for Marten Creek as shown below.
[2] Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and natural gas sales – Natural gas sales, before financial instruments, decreased by $9.9 million due to lower average natural gas prices, partially offset by a $7.8 million increase due to higher sales volumes. Oil and natural gas liquid sales, before financial instruments, decreased by $9.7 million and $2.1 million due to lower sales volumes and lower average oil and natural gas liquid sales prices, respectively. Product sales volumes on Trilogy's Remaining Properties increased in 2007 as a result of the acquisitions of Redsky at the end of the first quarter of 2006 and Blue Mountain during the fourth quarter of 2006, and new production additions in 2007, partially offset by natural declines and the impact of various operational issues including plant turnarounds in the South Kaybob and Grande Prairie areas. The increase in oil and natural gas liquid sales volume as a result of acquisitions however was more than offset by a decline in natural gas liquids yield.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 20 percent in the nine months of 2007 as compared to 23 percent in the same period of 2006. This decrease is attributable partly to the decline in natural gas prices and to an increase in gas cost allowance credits applied against crown royalties during the second and third quarters of 2007. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which varies from Trilogy's realized corporate price, and this variation impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall rate.

Operating Costs – The increase in operating costs in the first nine months of 2007 is attributable mainly to higher workover and maintenance costs and an increased cost of goods and services in the energy sector. These are also the primary reasons why operating costs on the Remaining Properties on a per unit basis increased to $11.11/Boe in the first nine months of 2007 from $10.24/Boe in the same period of 2006.

Sale of Marten Creek Property

Trilogy disposed of its Marten Creek property ("Marten Creek") on May 15, 2007 resulting in reductions in Trilogy's production, revenue, royalties, operating costs and transportation costs after that date.

Trilogy's interim consolidated financial statements for the three months ended June 30, 2007 and September 30, 2006, and nine months ended September 30, 2007 and 2006 include the results of operations and cash flows associated with Marten Creek through to May 15, 2007. The following table shows Trilogy's reported operating results for these comparative periods, separating the operating results of Marten Creek from Trilogy's other properties:

Three Months Ended	**June 30, 2007**			**September 30, 2006**		
	Reported	**Marten Creek**	**Remaining Properties**(2)	**Reported**	**Marten Creek**	**Remaining Properties**(2)
Sales volume						
Natural gas (MMcf/d)	114.7	6.1	108.6	116.6	17.3	99.3
Oil and natural gas liquids (Bbl/d)	4,916	2	4,914	4,854	—	4,854
Combined (Boe/d)	24,030	1,010	23,020	24,288	2,882	21,406
Average realized prices(1)						
Natural gas ($/Mcf)	7.81	7.65	7.82	6.58	5.92	6.69
Oil and natural gas liquids ($/Bbl)	66.04	—	66.04	72.68	—	72.68
Operating income (thousand dollars)						
Sales(1)						
Natural gas	81,506	4,212	77,294	70,566	9,419	61,147
Oil and natural gas liquids	29,544	15	29,529	32,455	—	32,455
Total sales	111,050	4,227	106,823	103,021	9,419	93,602
Royalties	22,477	650	21,827	20,935	1,416	19,519
Operating costs	23,458	1,954	21,504	22,086	1,635	20,451
Transportation	4,194	335	3,859	4,799	643	4,156
Operating income(3)	60,921	1,288	59,633	55,201	5,725	49,476

(1) Before gain/loss on financial instruments.
(2) The operating results attributed for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

Nine Months Ended	**September 30, 2007**			**September 30, 2006**		
	Reported	**Marten Creek**	**Remaining Properties**(2)	**Reported**	**Marten Creek**	**Remaining Properties**(2)
Sales volume						
Natural gas (MMcf/d)	**109.7**	**6.9**	**102.8**	117.5	18.6	98.9
Oil and natural gas liquids (Bbl/d)	**4,455**	**2**	**4,453**	4,982	—	4,982
Combined (Boe/d)	**22,743**	**1,154**	**21,589**	24,572	3,105	21,467
Average realized prices(1)						
Natural gas ($/Mcf)	**7.30**	**7.51**	**7.28**	7.52	6.81	7.65
Oil and natural gas liquids ($/Bbl)	**66.98**	**—**	**66.98**	68.54	—	68,54
Operating income (thousand dollars)						
Sales(1)						
Natural gas	**218,617**	**14,178**	**204,439**	241,203	34,621	206,582
Oil and natural gas liquids	**81,460**	**37**	**81,423**	93,220	—	93,220
Total sales	**300,077**	**14,215**	**285,862**	334,423	34,621	299,802
Royalties	**61,393**	**2,844**	**58,549**	77,569	9,051	68,518
Operating costs	**69,425**	**3,916**	**65,509**	65,451	5,440	60,011
Transportation	**12,186**	**917**	**11,269**	14,475	2,217	12,258
Operating income(3)	**157,073**	**6,538**	**150,535**	176,928	17,913	159,015

(1) Before gain/loss on financial instruments.
(2) The operating results attributed for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

OTHER INCOME STATEMENT ITEMS

Depletion and Depreciation Expense

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Reported amount (thousand dollars)	**26,647**	29,680	32,591	**89,255**	93,147
Expense per sales volume ($/Boe)	**14.65**	13.57	14.59	**14.38**	13.89

Reported depletion and depreciation expense decreased from previous periods as compared to current periods as a result of the sale of Marten Creek assets in May 2007 and certain non-core assets in southern Alberta assets in August 2007, and decreases in production. Depletion and depreciation expense on a per unit basis is up to $14.65/Boe in the third quarter of 2007 from $13.57/Boe in the previous quarter and $14.59/Boe in the third quarter of 2006 due mainly to the decrease in sales volume and higher expired mineral lease expense. These are also the primary reasons why depletion and depreciation expense per unit increased on a year-to-date basis.

General and Administrative Expenses

General and administrative expenses include recoveries and unit-based compensation recovery.

(thousand dollars except as otherwise indicated)	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Expenses before unit-based compensation and recoveries	**5,699**	6,764	5,568	**19,665**	17,604
Overhead recoveries	**(3,922)**	(2,641)	(3,921)	**(9,624)**	(11,996)
Expenses after recoveries and before unit-based compensation	**1,777**	4,123	1,647	**10,041**	5,608
Unit-based compensation	**(421)**	645	(454)	**332**	1,331
Reported amount	**1,356**	4,768	1,193	**10,373**	6,939
Expenses after recoveries and before unit-based compensation per sales volume ($/Boe)	**0.98**	1.89	0.74	**1.62**	0.84

General and administrative expenses (after recoveries and before unit-based compensation) were lower during the third quarter of 2007 compared to the previous quarter due primarily to lower compensation and consulting expenses, and higher recoveries.

On a year-to-date basis, general and administrative expenses (after recoveries and before unit-based compensation), both on a total and per unit of sales volume, were higher in 2007 compared to 2006 due primarily to the increase in personnel costs and lower recoveries resulting from decreased capital activity, partially offset by a decrease in management fees paid to a related party.

The fluctuations in unit-based compensation expense are attributable primarily to the changes in the periodic revaluation of Trilogy's unit appreciation rights liability in reference to the market price of Trust Units. Unit-based compensation expense also includes the amortization of the grant date fair market value of options issued under Trilogy's unit option plan and a related party's option plan issued to Trilogy employees as described in the notes to Trilogy's interim consolidated financial statements.

Interest and Financing Charges

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Reported amount (thousand dollars)	**4,944**	5,597	3,194	**17,242**	8,232
Expense per sales volume ($/Boe)	**2.72**	2.56	1.43	**2.78**	1.23

Interest and financing charges decreased during the third quarter of 2007 compared to the previous quarter due to the repayment of Trilogy's acquisition facility during the third quarter of 2007. The increase in interest and financing charges from the third quarter of 2006 to the same quarter of 2007 is attributable primarily to additional debt and financing charges incurred in conjunction with the Blue Mountain acquisition in October 2006. The additional debt incurred to fund the acquisition is also the reason for the increase in interest and financing charges on a year-to-date basis.

Exploration Expenditures and Other

	Three Months Ended			Nine Months Ended	
(thousand dollars)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Exploration expenditures	**4,308**	1,057	8,434	**8,655**	17,620
Loss (gain) on sale of property, plant and equipment	**2,939**	(1,046)	—	**1,893**	—
Accretion on asset retirement obligations	**1,123**	1,161	905	**3,464**	2,678

Exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. The change in exploration expenditures is due mainly to the fluctuation in dry hole costs from period to period.

The loss on sale of property, plant and equipment in the third quarter of 2007 relates mainly to an approximately $4.2 million loss from Trilogy's southern Alberta asset disposition net of a $1.3 million gain adjustment on the disposition of Marten Creek.

The changes in accretion on asset retirement obligation are caused primarily by the changes in asset retirement obligation as a result of asset additions and/or dispositions.

RISK MANAGEMENT

Financial Risks

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's annual production volumes.

The Trust had financial commodity forward contracts outstanding as at September 30, 2007 pertaining to the sale of (a) 2,000 Bbl/d at an average WTI fixed price of U.S. $67.64/Bbl from October 2007 to December 2007 and (b) 1,000 Bbl/d of oil at a WTI Fixed Price of U.S.$73.48/Bbl from January to December 2008.

The Trust adopted new accounting standards on financial instruments as discussed under the Changes in Accounting Policies section below. The adoption of these new accounting standards did not result in a change in Trilogy's accounting for financial instruments using the fair value method.

The change in the fair value of outstanding financial instruments, which were classified as held-for-trading, is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as a 'realized gain (loss) on financial instruments'. The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Three Months Ended			Nine Months Ended	
(thousand dollars except as indicated)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Realized gain (loss) on financial instruments	**(1,451)**	514	5,417	**16,304**	36,693
Unrealized gain (loss) on financial instruments	**(1,945)**	(661)	22,587	**(21,741)**	29,442
Total gain (loss) on financial instruments	**(3,396)**	(147)	28,004	**(5,437)**	66,135
Realized gain (loss) on financial instruments per Boe ($/Boe)	**(0.80)**	0.24	2.42	**2.63**	5.47

The mark-to-market accounting of financial instruments causes significant fluctuations in the gain (loss) on financial instruments due to the volatility of energy commodity prices. All financial instrument gas contracts matured as at March 31, 2007 and no further gas contracts have been entered into by Trilogy since then. The remaining financial instrument crude oil contracts resulted in significantly lower realized and unrealized gains (losses) on financial instruments in the second and third quarters of 2007.

Pursuant to a services agreement described under the Related Party Transactions section, a subsidiary of Paramount Resources Ltd. ("Paramount") performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above. In addition, foreign currency rate fluctuations may impact the Trust mainly due to its U.S. Dollar denominated financial instrument contracts with counterparties in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

Operational and Other Risks

Trilogy is subject to various risks and uncertainties including those relating to its operations, environment, and other risks as discussed in other sections of this MD&A. Trilogy mitigates these risks through the development of mitigation plans, processes and policies, and executing such plans, processes and policies as necessary.

REPORTED FUNDS FLOW FROM OPERATIONS PER UNIT OF SALES VOLUME

	Three Months Ended			Nine Months Ended	
(Dollars per Boe)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Gross revenue before financial instruments[1]	**40.76**	48.48	44.61	**46.29**	47.97
Royalties	**(7.69)**	(10.28)	(9.37)	**(9.89)**	(11.56)
Operating costs	**(12.79)**	(10.73)	(9.88)	**(11.18)**	(9.76)
Asset retirement obligation expenditures	**(0.03)**	(0.14)	(0.41)	**(0.11)**	(0.20)
General and administrative expenses[2]	**(0.98)**	(1.89)	(0.74)	**(1.62)**	(0.85)
Interest and financing charges	**(2.72)**	(2.56)	(1.43)	**(2.78)**	(1.23)
Exploration expenditures	**(0.11)**	(0.19)	(0.05)	**(0.13)**	(0.09)
Realized gain on financial instruments (loss)	**(0.80)**	0.24	2.42	**2.63**	5.47
Funds flow from operations[3]	**15.64**	22.94	25.15	**23.21**	29.75
Net change in operating working capital	**9.48**	(0.18)	2.98	**3.05**	(0.33)
Cash flows from operating activities	**25.12**	22.74	28.13	**26.26**	29.42

[1] Net of transportation costs and including other income.
[2] Excluding non-cash unit and stock-based compensation expense.
[3] Refer to the advisories on non-GAAP measures and numerical references at the end of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	Sept. 30, 2007	Dec. 31, 2006
Working capital deficit (including financial instruments and current portions of long-term debt and unit-based compensation)	**28,847**	61,210
Long-term debt – long-term portion	**332,844**	355,136
Unit-based compensation liability – long-term portion	**1,009**	1,171
Net debt[1] (including unit-based compensation liability)	**362,700**	417,517
Unitholders' equity	**383,127**	520,854
Total	**745,827**	938,371

[1] Refer to the advisories on non-GAAP measures at the end of this MD&A.

Working Capital

The decrease in the working capital deficiency from $61.2 million as at December 31, 2006 to $28.8 million as at September 30, 2007 is due primarily to the repayment of the acquisition facility loan reducing the current portion of long-term debt to zero, offset by the change in the value of outstanding financial instruments from an asset of $18.4 million at December 31, 2006 to a liability of $3.3 million at September 30, 2007. In addition, accounts payable and accrued liabilities decreased from $72.6 million at December 31, 2006 to $57.4 million at September 30, 2007 as a result of lower capital spending during the third quarter of 2007 as compared to the fourth quarter of 2006, which was partially offset by a decrease in accounts receivable due mainly to lower accrued revenue.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facilities.

Long-term Debt and Credit Facilities

Long-term debt represents the outstanding draws from Trilogy's revolving credit and working capital facility described in Trilogy's notes to its consolidated financial statements.

Trilogy's bank debt outstanding from its $363 million revolving credit and working capital facility was $334.2 million (before unamortized discount) as at September 30, 2007. The size of this committed credit facility is based primarily on the value of Trilogy's petroleum and natural gas assets. As at October 17, 2007, the borrowing base from this facility increased to $370 million based on the latest credit review by Trilogy's lenders. The revolving feature of the Trust's credit facility expires on March 28, 2008, if not extended. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan as discussed in the consolidated financial statements. This liability is the estimated value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights in conjunction with fluctuations in the market price of Trust Units and the increase in the elapsed period of unvested unit rights.

Contractual Obligations

There was no material change to the Trust's contractual obligations as at December 31, 2006, except for the settlement of previously reported obligations for the first nine months of 2007.

Trust Units, Options and Rights

As at September 30, 2007 and November 6, 2007, the Trust had 92,566,681 Trust Units and 93,261,652 Trust Units outstanding, respectively.

Outstanding unit rights issued under Trilogy's unit appreciation plan were 1,265,250 unit rights and 1,239,250 unit rights as at September 30, 2007 and November 6, 2007, respectively, of which 503,750 unit rights and 835,250 unit rights were exercisable as at those dates, respectively. Outstanding unit options issued under Trilogy's unit option plan were 2,868,500 unit options and 2,838,500 unit options as at September 30, 2007 and November 6, 2007, respectively, of which 45,000 unit options and 156,500 unit options were exercisable as at those dates, respectively.

Cash Flows from Operations and Distributions

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
(thousand dollars except where stated otherwise)	**2007**	**2006**	**2007**	**2006**
Funds flow from operations[1]	**28,477**	56,201	**144,082**	199,621
Net changes in operating working capital	**17,286**	6,666	**18,997**	(2,237)
Cash flows from operating activities	**45,763**	62,867	**163,079**	197,384
Distributions declared[2]	**27,770**	55,221	**83,310**	180,258
Distributions declared as a percentage of cash flows from operating activities	**61%**	88%	**51%**	91%
Distribution declared per Trust Unit (in full amount)	**0.30**	0.60	**0.90**	2.00

(1) Refer to the advisories on non-GAAP measures at the end of this MD&A.
(2) Including amounts reinvested under the distribution reinvestment plan.

Funds flow from operations decreased in the third quarter of 2007 due mainly to lower sales volume and realized natural gas prices. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors.

Trilogy's distributions to its Unitholders are funded by cash flows from operating activities with the remaining cash directed towards capital spending and debt repayments. Capital spending is also funded from time to time by draw downs from Trilogy's credit facilities.

Trilogy intends to provide cash distributions to Unitholders that are sustainable to the Trust. The amount of these distributions in the future is highly dependent upon the amount of cash flows generated from operations and cannot be assured.

Productive Capacity

Trilogy's productive capacity represents its ability to exploit its petroleum and natural gas reserves, and it is measured in terms of the average barrels of oil equivalent it produces and sells in any given period *(refer to the discussions on actual sales volumes under the Results of Operations section above)*. Maintenance of Trilogy's productive capacity involves the efficient operation and maintenance of its production and processing facilities to enable a steady flow of oil and natural gas, and the effective management of its petroleum and natural gas reserves base, including the replacement of produced reserves at low finding costs. Trilogy's productive capacity may be affected by external factors beyond its control including, but not limited to, weather conditions, general economic conditions, government laws and regulations and access to non-operated facilities. See the Advisories section of this MD&A for other risks and uncertainties impacting Trilogy's operations.

Wells Drilled

(number of wells)	Three Months Ended September 30, 2007		2006		Nine Months Ended September 30, 2007		2006	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**15.0**	**11.1**	14.0	13.2	**45.0**	**32.4**	57.0	48.8
Oil	**2.0**	**0.5**	1.0	1.0	**4.0**	**0.5**	1.0	1.0
Dry	**2.0**	**—**	2.0	1.5	**4.0**	**1.0**	8.0	5.5
Total	**19.0**	**11.6**	17.0	15.7	**53.0**	**33.9**	66.0	55.3

(1) "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest.

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

Capital Expenditures

(thousand dollars)	Three Months Ended Sept. 30, 2007	2006	Nine Months Ended Sept. 30, 2007	2006
Land	**1,065**	1,500	**3,874**	18,521
Geological and geophysical	**128**	579	**1,295**	1,791
Drilling	**12,657**	23,171	**55,860**	81,051
Production equipment and facilities	**5,304**	5,969	**16,817**	29,967
Exploration and development expenditures	**19,154**	31,219	**77,846**	131,330
Proceeds received from property dispositions	**(24,530)**	—	**(98,502)**	—
Property acquisitions[1]	**—**	—	**—**	401
Corporate assets	**4,014**	24	**6,398**	634
Net capital expenditures	**(1,362)**	31,243	**(14,258)**	132,365

(1) Excluding corporate acquisitions.

Exploration and development expenditures decreased in both periods of 2007 as Trilogy reduced its capital expenditures program in light of the reduction in natural gas prices and continuing high costs. In 2006, Trilogy accelerated work on some projects to ensure access to equipment resulting in a higher capital budget as compared to 2007. The proceeds received from property dispositions relate principally to the sale of the southern Alberta and Marten Creek assets.

INCOME TAXES

As described in Trilogy's September 30, 2007 interim consolidated financial statements, the Government of Canada enacted legislation in June 2007 imposing additional income taxes on publicly traded income trusts for the taxation years commencing January 1, 2011. Trilogy continues to evaluate this legislation, developments thereon and the options available in an effort to maximize unitholder value. Trilogy believes this legislation does not directly affect Trilogy's funds flow from operations prior to January 1, 2011.

After the enactment of the new tax legislation, Trilogy recorded a future income tax liability of $76.5 million as at September 30, 2007 with a corresponding future income tax expense recognized in earnings for the nine months then ended.

Trilogy has estimated its future income taxes based on current estimates of the results of operations, tax pool claims and cash distributions in the future assuming no material change to its current organizational structure. As currently

interpreted, Canadian GAAP does not permit the incorporation of any assumptions related to a change in organizational structure into Trilogy's estimate of future income taxes until such structures are given legal effect.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's interim consolidated financial statements for the three and nine months ended September 30, 2007, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.7 percent of the outstanding Trust Units at September 30, 2007), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses paid and accrued for such services was $0.2 million and $0.8 million for the three and nine months ended September 30, 2007, respectively.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due to Paramount arising from the above related party transactions as at September 30, 2007 was $2.2 million. This amount consists of $2.0 million outstanding billings from Paramount arising from normal business activities and $0.2 million accrued management fees.

Trilogy also had distributions payable of $1.5 million to Paramount as at September 30, 2007 with respect to the September 2007 distribution to Unitholders.

QUARTERLY FINANCIAL INFORMATION

(thousand dollars except per unit amounts)	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Revenue after financial instruments, royalties and other income	**60,521**	87,603	84,643	92,306
Earnings (loss) before tax	**(7,811)**	18,734	9,351	24,582
Net earnings (loss)	**(3,483)**	(62,127)	9,351	24,582
Earnings (loss) per Trust Unit:				
Basic	**(0.04)**	(0.67)	0.10	0.27
Diluted	**(0.04)**	(0.67)	0.10	0.27

(thousand dollars except per unit amounts)	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenue after financial instruments, royalties and other income	111,540	89,450	123,833	145,643
Earnings before tax	38,338	19,819	58,124	87,675
Net earnings	38,338	19,819	58,124	87,675
Earnings per Trust Unit:				
Basic	0.42	0.22	0.68	1.11
Diluted	0.42	0.22	0.68	1.11

Please refer to the Results of Operations and other sections of this MD&A for quarterly comparative discussions, and to Trilogy's previously issued interim and annual MD&A for changes in prior quarters.

OUTLOOK

Trilogy's guidance for the remainder of the year is as follows:.

Q4 average daily production	—	21,500 Boe/d
Average daily production for 2007	—	22,500 Boe/d
Operating costs for Q4 2007	—	$10.50/Boe
Annual operating costs for 2007	—	$11.00/Boe

On October 25, 2007, the Government of Alberta announced a New Royalty Framework. The New Royalty Framework will result in significant changes to the royalty regime requiring new legislation and changes to existing legislation and regulations. The estimated date for implementation is January 1, 2009. Trilogy is currently reviewing this framework.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based primarily on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto are discussed in the Trust's annual consolidated financial statements and MD&A for the year ended December 31, 2006. In addition to those disclosed in the annual consolidated financial statements and MD&A for the year ended December 31, 2006, Trilogy has estimated its future income tax liability as at September 30, 2007 in conjunction with the legislation imposing taxes on publicly traded income trusts beginning January 1, 2011. The recording of future income tax for Trilogy involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes before and after January 1, 2011. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used (which include, but not limited to, estimated results of operations, tax pool claims and cash distributions) are based on management's current expectations and will change in future periods. Accordingly, the estimate of future income tax will change in future periods and will differ from the current estimate.

NEW ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies

Effective January 1, 2007, the Trust has adopted the new accounting standards on financial instruments, other comprehensive income, equity and accounting changes as described in note 3 to the unaudited interim consolidated financial statements. These changes did not impact the reported amounts in Trilogy's financial statements.

Future Accounting Changes

The Canadian Institute of Chartered Accountants has issued Handbook Sections 3862 *(Financial Instruments – Disclosures)*, 3863 *(Financial Instruments – Presentation)* and 1535 *(Capital Disclosures)*, which will be effective January 1, 2008. These new accounting standards will require the Trust to provide additional disclosures relating to financial instruments, including hedging instruments, and the Trust's capital. Handbook Section 3863 does not change the presentation provided in Section 3861 *(Financial Instruments – Disclosure and Presentation)* which it

replaces. It is anticipated that the adoption of these new accounting standards will not impact the amounts reported in the Trust's financial statements as these standards primarily relate to disclosures.

FINANCIAL REPORTING AND DISCLOSURE CONTROLS

There were no material changes to Trilogy's financial reporting disclosure controls and procedures and internal controls over financial reporting for the three months ended September 30, 2007.

ADVISORIES

Forward-looking Statements and Information

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- the timing and estimate of reversals of temporary differences between assets and liabilities recorded for accounting and tax purposes;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to future production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to secure adequate product transmission and transportation;
- Trilogy's ability to enter into or renew leases;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing, including Trilogy's ability to extend its credit facility on an ongoing basis;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- weather conditions;
- general economic and business conditions;
- the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments and change to royalty regimes;
- imprecision in estimates of product sales, tax pools, tax shelter, tax deductions available to Trilogy, changes to tax legislation and regulation applicable to Trilogy, and timing and amounts of reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes.
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy;
- hiring/maintaining staff;
- the impact of market competition; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Trilogy uses the terms "funds flow from operations", "operating income" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows.

"Operating income" is equal to petroleum and natural gas sales minus royalties, operating costs, and transportation costs. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "operating income" and "net debt" can be derived directly from Trilogy's consolidated financial statements. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this document are to Canadian dollars unless otherwise indicated.

The columns on some tables in this document may not add due to rounding.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d", "Bcf", "Bbl", and "Bbl/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

UNAUDITED INTERIM FINANCIAL STATEMENTS

TRILOGY ENERGY TRUST

Interim Consolidated Balance Sheets (Unaudited)

(thousand dollars)

	September 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Accounts receivable	$ 44,705	$ 66,992
Due from related party (note 11)	—	1,475
Financial instruments (note 10)	—	18,424
Prepaid expenses	1,756	1,213
	46,461	88,104
Property, plant and equipment (note 4)	736,751	842,042
Goodwill (note 4)	140,471	152,323
	$ 923,683	$ 1,082,469
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 57,401	$ 72,633
Distributions payable (notes 8 and 11)	9,257	14,811
Due to related party (note 11)	2,230	—
Financial instruments (note 10)	3,316	—
Unit-based compensation liability (note 9)	3,104	4,470
Current portion of long-term debt (note 5)	—	57,400
	75,308	149,314
Long-term debt – net of current portion (note 5)	332,844	355,136
Unit-based compensation liability – net of current portion (note 9)	1,009	1,171
Asset retirement obligations (note 6)	54,862	55,994
Future income tax liability (note 12)	76,533	—
	465,248	412,301
Unitholders' equity		
Unitholders' capital (note 7)	689,816	689,816
Contributed surplus (note 9)	4,942	3,100
Accumulated earnings	187,120	243,379
Accumulated other comprehensive income	—	—
Accumulated distributions (note 8)	(498,751)	(415,441)
	383,127	520,854
	$ 923,683	$ 1,082,469

Commitments and contingencies (note 10)

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Earnings and Other Comprehensive Income (Unaudited)

(thousand dollars except unit and per unit information)

	Three Months Ended Sept. 30, 2007	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006
Revenue				
Petroleum and natural gas sales	**$ 77,520**	$ 103,021	**$ 300,077**	$ 334,423
Realized gain (loss) on financial instruments (note 10)	**(1,451)**	5,417	**16,304**	36,693
Unrealized gain (loss) on financial instruments (note 10)	**(1,945)**	22,587	**(21,741)**	29,442
Royalties	**(13,990)**	(20,935)	**(61,393)**	(77,569)
Other	**387**	1,450	**(480)**	1,834
	60,521	111,540	**232,767**	324,823
Expenses				
Operating	**23,265**	22,086	**69,425**	65,451
Transportation	**3,750**	4,799	**12,186**	14,475
General and administrative (notes 9 and 11)	**1,356**	1,193	**10,373**	6,939
Exploration (note 4)	**4,308**	8,434	**8,655**	17,620
Accretion on asset retirement obligations (note 6)	**1,123**	905	**3,464**	2,678
Depletion and depreciation (note 4)	**26,647**	32,591	**89,255**	93,147
Loss on sale of property, plant and equipment (note 4)	**2,939**	—	**1,893**	—
Interest and financing charges	**4,944**	3,194	**17,242**	8,232
	68,332	73,202	**212,493**	208,542
Earnings (loss) before tax	**(7,811)**	38,338	**20,274**	116,281
Future income tax expense (recovery) (note 12)	**(4,328)**	—	**76,533**	—
Net earnings (loss)	**(3,483)**	38,338	**(56,259)**	116,281
Other comprehensive income	**—**	—	**—**	—
Total comprehensive income (loss)	**$ (3,483)**	$ 38,338	**$ (56,259)**	$ 116,281
Earnings (Loss) per Trust Unit				
— Basic	**$ (0.04)**	$ 0.42	**$ (0.61)**	$ 1.30
— Diluted	**$ (0.04)**	$ 0.42	**$ (0.61)**	$ 1.30
Weighted average Trust Units outstanding (in thousands)				
— Basic	**92,567**	91,900	**92,567**	89,607
— Diluted	**92,567**	91,900	**92,567**	89,607

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Unitholders' Equity (Unaudited)

(thousand dollars)

	Nine Months Ended September 30, 2007					
	Opening Balance	Net Earnings (Loss)	Other Comprehensive Income	Distributions Declared (Note 8)	Unit/Stock Option Amortization	Closing Balance
Unitholders' capital (note 7)	$ 689,816	$ —	$ —	$ —	$ —	$ **689,816**
Accumulated earnings	243,379	(56,259)	—	—	—	**187,120**
Accumulated distributions	(415,441)	—	—	(83,310)	—	**(498,751)**
Accumulated other comprehensive income	—	—	—	—	—	—
Subtotal	(172,062)	(56,259)	—	(83,310)	—	**(311,631)**
Contributed surplus (note 9)	3,100	—	—	—	1,842	**4,942**
Total unitholders' equity	$ 520,854	$ (56,259)	$ —	$ (83,310)	$ 1,842	$ **383,127**

	Nine Months Ended September 30, 2006					
	Opening Balance	Net Earnings	Issuance of Trust Units and DRIP	Distributions Declared	Unit/Stock Option Amortization	Closing Balance
Unitholders' capital (note 7)	$ 550,144	$ —	$ 137,869	$ —	$ —	$ 688,013
Accumulated earnings	102,516	116,281	—	—	—	218,797
Accumulated distributions	(190,763)	—	—	(180,258)	—	(371,021)
Accumulated other comprehensive income	—	—	—	—	—	—
Subtotal	(88,247)	116,281	—	(180,258)	—	(152,224)
Contributed surplus (note 9)	468	—	—	—	1,683	2,151
Total unitholders' equity	$ 462,365	$ 116,281	$ 137,869	$ (180,258)	$ 1,683	$ 537,940

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Cash Flows (Unaudited)

(thousand dollars)

	Three Months Ended Sept. 30, 2007	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006
Operating activities				
Net earnings (loss)	$ (3,483)	$ 38,338	$ (56,259)	$ 116,281
Add (deduct) non-cash and other items:				
Depletion and depreciation	26,647	32,591	89,255	93,147
Accretion on asset retirement obligations	1,123	905	3,464	2,678
Non-cash general and administrative expenses (recovery)	(421)	(453)	313	1,246
Unrealized (gain) loss on financial instruments	1,945	(22,587)	21,741	(29,442)
Exploration expenditures	4,115	8,317	7,851	17,020
Future income tax (note 12)	(4,328)	—	76,533	—
Loss on sale of property, plant and equipment (note 4)	2,939	—	1,893	—
Asset retirement obligation expenditures	(60)	(910)	(709)	(1,309)
Funds flow from operations	28,477	56,201	144,082	199,621
Net change in operating working capital	17,286	6,666	18,997	(2,237)
	45,763	62,867	163,079	197,384
Financing activities				
Credit facilities – draws	74,300	75,640	302,907	643,647
Credit facilities – repayments	(93,201)	(73,156)	(383,088)	(498,280)
Distributions to unitholders (note 8)	(27,770)	(40,889)	(88,864)	(215,706)
	(46,671)	(38,405)	(169,045)	(70,339)
Investing activities				
Property, plant and equipment expenditures	(23,168)	(31,243)	(84,244)	(131,964)
Property, plant and equipment acquisitions	—	—	—	(401)
Investment in Blue Mountain Energy Ltd.	—	(2,110)	—	(2,110)
Proceeds from sale of property, plant and equipment (note 4)	24,530	—	98,502	—
Cash acquired from Redsky Energy Ltd.	—	—	—	6,904
Net change in investing working capital	(454)	8,891	(8,292)	526
	908	(24,462)	5,966	(127,045)
Change in cash / cash, end of period	$ —	$ —	$ —	$ —
Cash interest and financing charges paid	$ 4,904	$ 4,316	$ 17,060	$ 10,080

See accompanying notes to interim consolidated financial statements.

(tabular amounts expressed in thousand dollars except unit and per unit information)

1. GENERAL

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to its Trust Indenture dated February 25, 2005, as amended and restated as of April 1, 2005 and May 9, 2006. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units (the "Unitholders").

The interim consolidated financial statements of Trilogy have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Trust follow the same accounting policies and basis of presentation as the audited consolidated financial statements as at and for the year ended December 31, 2006 (the "Audited Financial Statements"), except as disclosed in note 3. These interim financial statement note disclosures do not include all of those required by Canadian GAAP applicable for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Audited Financial Statements.

Trilogy's consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries. The timely preparation of these interim consolidated financial statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect the reported amounts of assets and liabilities (including property, plant and equipment, goodwill, asset retirement obligation and future income tax liability) and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to transactions and events that have not transpired, been completed or settled as of the date of the interim consolidated financial statements. Actual results could differ materially from such estimates.

3. CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Other Comprehensive Income and Equity

On January 1, 2007, the Trust adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook Section 3855 *(Financial Instruments – Recognition and Measurement)* setting out comprehensive requirements for the recognition and measurement of financial instruments. Under this standard, the Trust recognizes a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities are, with certain exceptions, initially measured at fair value. After initial recognition, the measurement of financial assets vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains or losses on assets recorded in other comprehensive income). Financial liabilities held for trading are subsequently measured at fair value while all other financial liabilities are subsequently measured at amortized cost using the effective interest method. Transaction costs on financial instruments are included in the fair value assessment of each financial asset and financial liability. Trilogy may choose to designate derivative instruments as hedges. To date, the Trust has not elected to apply hedge accounting. The Trust also adopted CICA Handbook Section 3861 *(Financial Instruments – Disclosure and Presentation)* governing the presentation and disclosure of financial instruments to complement Section 3855.

In conjunction with the adoption of the new standards on financial instruments described above, the Trust adopted on January 1, 2007 the recommendations of the CICA Handbook Section 1530 *(Comprehensive Income)* in respect of the reporting and display of comprehensive income. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period, from transactions and other events and circumstances, from non-owner sources. A

(tabular amounts expressed in thousand dollars except unit and per unit information)

statement of comprehensive income that presents net earnings and each component recognized in other comprehensive income is now included as part of the full set of financial statements for both interim and annual periods. Likewise, the Trust adopted the recommendations of the CICA Handbook Section 3251 *(Equity)* requiring the presentation of: the components of equity (i.e. retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, unitholders' capital and reserves, if any); and the changes in equity arising from each of these components of equity. Trilogy now includes a separate statement of unitholders' equity as part of its full set of consolidated financial statements.

Accounting Changes

The Trust adopted the CICA's revised Handbook Section 1506 *(Accounting Changes)* which establishes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Effective January 1, 2007, Trilogy is now subject to the following recommendations for changes in accounting policies, changes in accounting estimates and correction of errors:

- Changes in accounting policy are applied retrospectively unless doing so is impracticable, or the change in accounting policy is made on initial application of a primary source of GAAP in accordance with specific transitional provisions in that primary source of GAAP. A change in accounting estimate is generally recognized prospectively.

- Voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Material prior period errors are corrected retrospectively.

- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

The adoption of the new accounting standards described above did not affect Trilogy's interim consolidated financial statements for the three and nine months ended September 30, 2007 and the related comparative financial statements, other than the change in and/or new presentation of consolidated statements of earnings and other comprehensive income and unitholders' equity.

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2007			December 31, 2006		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	**1,315,391**	**(586,263)**	**729,128**	1,415,185	(575,154)	840,031
Other	**9,136**	**(1,513)**	**7,623**	2,738	(727)	2,011
	1,324,527	**(587,776)**	**736,751**	1,417,923	(575,881)	842,042

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $122.7 million as at September 30, 2007 (December 31, 2006 - $144.0 million) were not subject to depletion. No interest costs were capitalized for the three and nine-month periods ended September 30, 2007 and 2006.

The costs of exploratory dry holes amounting to $4.0 and $6.6 million for the three and nine months ended September 30, 2007, respectively, ($7.7 million and $15.2 million for the three and nine months ended September 30, 2006, respectively,) were written off and included in exploration expenditures.

(tabular amounts expressed in thousand dollars except unit and per unit information)

In 2007, Trilogy disposed of its Marten Creek property and certain non-core assets in southern Alberta with a total carrying value of $100.4 million, including attributable goodwill of $11.8 million. These asset sales resulted in a loss of $1.9 million.

5. LONG-TERM DEBT

	September 30, 2007	December 31, 2006
Revolving credit and working capital facility	**334,203**	336,984
Non-revolving acquisition facility	—	77,400
Total maturity value of debt	**334,203**	414,384
Less unamortized discount	**(1,359)**	(1,848)
Carrying value of debt	**332,844**	412,536
Less current portion	—	(57,400)
Long-term debt	**332,844**	355,136

	Nine Months Ended September 30, 2007	2006
Weighted average interest rate	**5.61%**	4.95%

Based on the latest semi-annual credit review by Trilogy's lenders completed on October 17, 2007, the Trust has a $335 million revolving credit facility and a $35 million working capital facility with a syndicate of Canadian banks. Borrowing under the facility bears interest at the lenders' prime rate, bankers' acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The facilities are available on a revolving basis for a period of at least 364 days and can be extended a further 364 days upon request. This credit facility expires on March 28, 2008, if not extended. In the event the revolving period is not extended, the revolving facility would be available for a one year term on a non-revolving basis, at the end of which time amounts drawn down under the facility would be due and payable. The working capital facility would continue on a revolving basis for a one year term. Advances drawn on the Trust's facility are secured by a fixed and floating charge over the assets of the Trust. The $370 million borrowing base ($363 million as at September 30, 2007) is subject to semi-annual review by the banks.

In conjunction with an acquisition during the fourth quarter of 2006, the Trust entered into a junior secured non-revolving acquisition facility loan. The initial amount drawn was $89.4 million. This loan was fully paid in conjunction with the Marten Creek and southern Alberta asset dispositions. Borrowing under this facility was subject to interest at 1 to 2 percent in excess of the revolving credit facility interest rates.

The Trust has undrawn letters of credit totaling $8.2 million as at September 30, 2007. These letters of credit currently reduce the amount available for draw under the Trust's working capital facility.

(tabular amounts expressed in thousand dollars except unit and per unit information)

6. ASSET RETIREMENT OBLIGATIONS

	Three Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2007
Asset retirement obligations, beginning of period	55,417	55,994
Liabilities incurred	241	690
Liabilities settled	(60)	(709)
Liabilities disposed	(1,859)	(4,577)
Accretion expense	1,123	3,464
Asset retirement obligations, end of period	54,862	54,862

The undiscounted asset retirement obligations at September 30, 2007 is estimated to be $217.2 million (December 31, 2006 - $228.2 million). The Trust's credit-adjusted risk-free rate ranges from 7.875 to 8.5 percent. These obligations will be settled based on the expected life of the underlying assets, the majority of which are expected to be paid after 10 to 45 years and will be funded from the general resources of the Trust at the time of removal.

7. UNITHOLDERS' CAPITAL

Authorized

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

Issued and Outstanding

No Special Voting Rights have been issued to date. The Trust had 92,566,681 Trust Units outstanding as at September 30, 2007 and December 31, 2006.

Normal Course Issuer Bid

Under a normal course issuer bid through the facilities of the Toronto Stock Exchange, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at September 30, 2007.

(tabular amounts expressed in thousand dollars except unit and per unit information)

8. ACCUMULATED DISTRIBUTIONS

	Three Months Ended September 30, 2007				Nine Months Ended September 30, 2007			
	Cash	DRIP	Accrual	Total	Cash	DRIP	Accrual	Total
Balance at beginning of period	445,748	15,976	9,257	470,981	384,654	15,976	14,811	415,441
Distributions paid/reinvested	27,770	—	—	27,770	88,864	—	—	88,864
Change in distribution accrual	—	—	—	—	—	—	(5,554)	(5,554)
Distributions declared	27,770	—	—	27,770	88,864	—	(5,554)	83,310
Balance at end of period	473,518	15,976	9,257	498,751	473,518	15,976	9,257	498,751

In September 2007, Trilogy reinstated its Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible Unitholders with the opportunity to reinvest their cash distributions on each distribution payment date, in additional Trust Units at a price equal to 95 percent of the average market price as defined under the DRIP. Eligible holders of 51,940,092 Trust Units (or approximately 56 percent of the outstanding Trust Units as at September 30, 2007) have elected to participate in the DRIP for the September distribution paid on October 15, 2007.

On October 15, 2007, Trilogy announced its cash distribution for October 2007 at $0.10 per Trust Unit. The distribution is payable on November 15, 2007 to Unitholders of record on October 31, 2007.

9. UNIT BASED COMPENSATION

Unit Option Plan

The Trust has a long-term incentive plan that allows management to award unit options to eligible directors, officers and employees. The majority of the outstanding unvested options under this plan will vest in 2009 through 2011. A continuity of the unit option plan for the three and nine months ended September 30, 2007 is as follows:

	Three Months Ended Sept. 30, 2007			Nine Months Ended Sept. 30, 2007		
	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Option	No. of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Option	No. of Options
Balance, beginning of period	$ 13.73	$ 1.95	2,852,500	$ 14.42	$ 1.95	2,261,000
Granted	8.90	1.28	16,000	11.01	1.74	607,500
Exercised and/or cancelled	—	—	—	—	—	—
Balance, end of period	$ 13.70	$ 1.90	2,868,500	$ 13.70	$ 1.90	2,868,500
Exercisable at end of period	$ 14.90	$ 1.99	45,000	$ 14.90	$ 1.99	45,000

The Trust has recorded a compensation expense of $0.3 million and $0.9 million for the three and nine months ended September 30, 2007, respectively ($0.2 million and $0.5 million for the three and nine months ended September 30, 2006, respectively), representing the amortization of the fair value of outstanding unit options, with corresponding credits to contributed surplus.

(tabular amounts expressed in thousand dollars except unit and per unit information)

The fair value of unit options was determined under the binomial model using the following key assumptions:

Risk-free interest rate	—	3.9% to 4.25%
Expected life	—	4.5 to 5 years
Expected volatility	—	30% to 35%
Expected distributions	—	12% to 16%

Additional information about Trilogy's unit options outstanding as at September 30, 2007 is as follows:

	Outstanding Options			Exercisable Options		
Exercise Price Range	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$8.90 to $10.72	3.5	1,183,000	$ 10.68	3.3	25,000	$ 10.72
$11.11 to $11.89	4.5	599,500	$ 11.16	—	—	—
$18.03 to $23.95	3.5	1,086,000	$ 18.40	3.3	20,000	$ 20.13
Total	3.7	2,868,500	$ 13.70	3.3	45,000	$ 14.90

Unit Appreciation Plan

In 2005, the Trust offered certain employees, officers and directors a unit appreciation arrangement whereby such employees, officers and directors were granted appreciation units entitling the appreciation unitholders to receive cash payments calculated as the excess of the market price over the exercise price per appreciation unit on the exercise date. The exercise price per appreciation unit shall be reduced by the aggregate per unit distributions paid or payable on a Trust Unit to Unitholders of record from the grant date to the exercise date. The appreciation units vest at subsequent anniversary dates with a termination date of December 15, 2008. A continuity of the unit appreciation rights for the three and nine months ended September 30, 2007 is as follows:

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007	
	Exercise Price	No. of Unit Rights	Exercise Price	No. of Unit Rights
Balance, beginning of period	$ 4.68	1,265,250	$ 5.28	1,268,250
Exercised	—	—	$ 4.88	(3,000)
Granted and/or cancelled	—	—	—	—
Balance, end of period	$ 4.38	1,265,250	$ 4.38	1,265,250
Exercisable at end of period	$ 4.38	503,750	$ 4.38	503,750

A compensation recovery of $1.0 million and $1.5 million relating to the unit appreciation plan has been recognized in earnings for the three and nine months ended September 30, 2007, respectively (compensation recovery of $1.0 million and $0.4 million for the three and nine months ended September 30, 2006, respectively), which resulted primarily from the valuation of the related unit-based compensation liability.

Non-reciprocal Awards to Trust Employees

The Trust also recognized compensation expense of $0.3 million and $0.9 million for the three and nine months ended September 30, 2007, respectively ($0.4 million and $1.2 million for the three and nine months ended September 30, 2006, respectively), with respect to the non-reciprocal awards of stock options to Trust employees made by Paramount Resources Ltd. ("Paramount"), a related party. These amounts were also credited to contributed surplus.

(tabular amounts expressed in thousand dollars except unit and per unit information)

10. FINANCIAL ASSETS AND LIABILITIES

Carrying Values of Financial Assets and Liabilities

	September 30, 2007				December 31, 2006		
	Held-for-Trading	Loans and Receivables	Non-Trading Liabilities	Total	Held-for-Trading	Loans and Receivables/ Non-Trading Liabilities	Total
Financial assets							
Accounts receivable[1]	—	44,705	—	44,705	—	66,992	66,992
Financial instruments[2]	—	—	—	—	18,424	—	18,424
Due from Paramount Resources Ltd. and subsidiaries[1]	—	—	—	—	—	1,475	1,475
Financial liabilities							
Accounts payable and accrued liabilities[1]	—	—	57,401	57,401	—	72,633	72,633
Distributions payable[1]	—	—	9,257	9,257	—	14,811	14,811
Due to Paramount Resources Ltd. and subsidiaries[1]	—	—	2,230	2,230	—	—	—
Financial instruments[2]	3,316	—	—	3,316	—	—	—
Unit-based compensation liability[3]	—	—	4,113	4,113	—	5,641	5,641
Indebtedness[3]	—	—	332,844	332,844	—	412,536	412,536

(1) Carried at cost which approximates the fair value of the assets or liabilities due to the short-term nature of the accounts.

(2) Carried at the estimated fair value of the related financial instruments based on third party quotations. See Financial Sales Contracts below.

(3) Carried at amortized cost or discounted future value of the related liabilities.

(tabular amounts expressed in thousand dollars except unit and per unit information)

Financial Sales Contracts

The Trust utilizes, from time to time, forward commodity price contracts that require financial settlements between counterparties to mitigate commodity price volatility. At September 30, 2007, the Trust had outstanding financial forward arrangements to sell (a) 2,000 Bbl/d of oil at an average WTI Fixed Price of U.S.$67.64/Bbl from October 2007 to December 31, 2007 and (b) 1,000 Bbl/d of oil at a WTI Fixed Price of U.S.$73.48/Bbl from January to December 2008.

The Trust designated these financial instruments as held-for-trading and therefore has recognized the fair value of these financial instruments on the balance sheet. The estimated fair values of these financial instruments are based on quoted prices or, in their absence, third-party market indicators and forecasts. The fair values of forward financial contracts recognized as at the balance sheet dates are as follows:

	September 30, 2007	December 31, 2006
Financial instrument asset	—	18,424
Financial instrument liability	(3,316)	—
Net financial instrument asset (liability)	(3,316)	18,424

The changes in the fair value associated with the above financial instruments are recorded as an unrealized gain or loss on financial instruments in the statement of earnings. Gains or losses arising from monthly settlements with counterparties are recognized as a realized gain or loss in the statement of earnings.

Credit, Interest Rate and Foreign Currency Risks

Under a service agreement described in note 11, Paramount carries out marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with the possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its credit facilities as disclosed in note 5. In addition, foreign currency rate fluctuations may impact the Trust mainly due to the U.S. Dollar denominated financial instrument contracts mentioned above, in addition to normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

11. RELATED PARTY TRANSACTIONS

Paramount is a Unitholder of the Trust. On April 1, 2005, a wholly-owned subsidiary of Paramount entered into a Services Agreement with the Trust's subsidiary and administrator (Trilogy Energy Ltd.) whereby such Paramount subsidiary provides administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy's operating entities and as the administrator of the Trust and its holding trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurs in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2008 however may be terminated by either party with at least six months prior written notice. The amount of expenses billed and accrued as management fees under this agreement was $0.2 million and $0.8 million for the three and nine months ended

(tabular amounts expressed in thousand dollars except unit and per unit information)

September 30, 2007, respectively. This amount has been included as part of the general and administrative expenses in the Trust's consolidated statement of earnings.

In addition, the Trust and Paramount also had transactions with each other arising from normal business activities. These transactions were recorded at exchange amounts.

The net amount due to Paramount arising from the above related party transactions as at September 30, 2007 was $2.2 million. This amount consists of $2.0 million net billings from Paramount arising from normal business activities and $0.2 million accrued management fees.

Trilogy also had distributions payable to Paramount of $1.5 million as at September 30, 2007 (December 31, 2006 - $2.4 million) with respect to the last month of the reporting periods' distribution to Unitholders.

12. INCOME TAXES

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government. This Bill contains legislation to tax publicly traded trusts in Canada. As a result, a 31.5 percent tax will be applied to distributions from Canadian public income trusts. The new tax is not expected to apply to the Trust until 2011 given a transition period that applies to publicly traded trusts in existence prior to November 1, 2006. As a result of the enactment of this legislation, the Trust recorded a future income tax liability and future income tax expense of $76.5 million as at and for the nine months ended September 30, 2007. The future income tax adjustment represents management's estimate of the differences between the book and tax basis of the Trust's assets and liabilities ("temporary differences") anticipated to exist in 2011 under current legislation, tax-effected at 31.5 per cent, which is the rate that will be applicable beginning 2011.

Future changes in technical interpretations of the new legislation could materially affect management's estimate of the Trust's future income tax liability. The amount and timing of reversals of temporary differences will be dependent upon, among other things, the Trust's future operating results, acquisitions and dispositions of assets and liabilities, and its distribution policy. A significant change in the assumptions used on the preceding items could materially affect the Trust's estimated future income tax liability.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

CORPORATE INFORMATION

OFFICERS

J.H.T. Riddell
President and Chief Executive Officer

M.G. Kohut
Chief Financial Officer

J.B. Williams
Chief Operating Officer

G.L. Yester
Corporate Secretary

DIRECTORS

C.H. Riddell (1)
Chairman of the Board
Calgary, Alberta

J.H.T. Riddell (4)
President and Chief Executive Officer
Calgary, Alberta

M.H. Dilger (2)(4)
Vice President, Business Development
Pembina Pipeline Corporation
Calgary, Alberta

W.A. Gobert (1)(3)
Independent Businessman
Calgary, Alberta

R.M. MacDonald (2)(3)(5)
Independent Businessman and Corporate Director
Calgary, Alberta

E.M. Shier (3)(4)
Partner, Heenan Blaikie LLP
Calgary, Alberta

D.F. Textor (1)
Portfolio Manager,
Dorset Energy Fund
Partner, Knott Partners Management LLC
Locust Valley, New York

J.G. Williams (1)(2)
President and Chief Executive Officer
Adeco Exploration Company Ltd.
Calgary, Alberta

HEAD OFFICE

1400, 332 6th Avenue SW
Calgary, Alberta
Canada T2P 0B2

Telephone: (403) 290-2900
Facsimile: (403) 263-8915
www.trilogyenergy.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

ATB Financial
Calgary, Alberta

Société Général
Calgary, Alberta

CONSULTING ENGINEERS

Paddock Lindstrom and Associates Ltd.
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Canada
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
"TET.UN"

Committees of the Board of Directors of Trilogy Energy Ltd. (Administrator of the Trust)

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Environmental, Health & Safety Committee
(5) Lead Director

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the three and nine months ended September 30, 2007, and should be read in conjunction with the Trust's interim consolidated financial statements for the three and nine months ended September 30, 2007 and its annual consolidated financial statements and MD&A for the year ended December 31, 2006. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

Readers are cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found at the end of this MD&A. This MD&A is dated and was prepared using currently available information as of November 6, 2007.

THIRD QUARTER 2007 HIGHLIGHTS

- Reported sales volume for the third quarter of 2007 averaged 19,775 Boe/d as compared to 24,030 Boe/d for the previous quarter. The decrease in sales volume was attributable to a plant turnaround, a line break in Kaybob, the sale of the Marten Creek property in mid May 2007 and the sale of certain non-core assets in southern Alberta.
- Funds flow from operations decreased to $28.5 million during the third quarter of 2007 as compared to $50.2 million for the previous quarter, due to lower realized natural gas prices, declining sales volumes, and higher per unit operating costs resulting primarily from the plant turnaround.
- The third quarter loss before tax of $7.8 million was down from the $18.7 million earnings posted in the second quarter due to the abovementioned unfavorable changes in funds flow from operations and a loss on asset sale and higher exploration expenditures.
- Trilogy disposed of certain non-core assets in southern Alberta on August 2, 2007. Proceeds from the sale amounting to approximately $23.6 million, after preliminary adjustments, were used to pay off Trilogy's acquisition loan facility.
- Capital expenditures totaled $23.2 million for the third quarter of 2007.
- Cash distributions declared to Unitholders for the third quarter of 2007 were $27.8 million or 61 percent of cash flow from operations.
- Trilogy reinstated its Distribution Reinvestment Plan ("DRIP") effective for the September 2007 monthly distribution payable in October 2007. Eligible holders of 51,940,092 Trust Units (or approximately 56 percent of the outstanding Trust Units) elected to participate in the DRIP for the distribution paid on October 15, 2007.

BUSINESS ENVIRONMENT

The following table summarizes the key commodity price benchmarks for the comparative quarters:

	Q3 2007	Q2 2007	Q3 2006
Crude Oil			
West Texas Intermediate monthly average (US$/Bbl)	**75.38**	64.98	70.55
Natural gas			
NYMEX (Henry Hub Close) monthly average (US$/MMBtu)	**6.16**	7.55	6.58
AECO monthly average (Cdn$/GJ)	**5.32**	6.99	5.72
Canadian – U.S. Dollar Average Exchange Rate (Cdn$/US$)	**1.04**	1.08	1.12

RESULTS OF OPERATIONS

Reported Operating Results Summary

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Operating income[(1)]	**36,515**	60,921	55,201	**157,073**	176,928
Other income (expenses)	**387**	(823)	1,450	**(480)**	1,834
Realized financial instruments[(2)]	**(1,451)**	514	5,417	**16,304**	36,693
General and administrative expenses (cash portion)	**(1,777)**	(4,145)	(1,646)	**(10,060)**	(5,693)
Interest and financing charges	**(4,944)**	(5,597)	(3,194)	**(17,242)**	(8,232)
Exploration expenditures[(3)]	**(253)**	(712)	(1,027)	**(1,513)**	(1,909)
Funds flow from operations[(1)]	**28,477**	50,158	56,201	**144,082**	199,621
Non-cash operating items:					
Depletion and depreciation	**(26,647)**	(29,680)	(32,591)	**(89,255)**	(93,147)
Unrealized financial instruments[(2)]	**(1,945)**	(661)	22,587	**(21,741)**	29,442
General and administrative recovery (expenses)	**421**	(623)	453	**(313)**	(1,246)
Exploration expenditures[(4)]	**(4,055)**	(345)	(7,407)	**(7,142)**	(15,711)
Gain (loss) on sale of property, plant and equipment	**(2,939)**	1,046	—	**(1,893)**	—
Accretion on asset retirement obligations	**(1,123)**	(1,161)	(905)	**(3,464)**	(2,678)
Future income tax (expense) recovery[(5)]	**4,328**	(80,861)	—	**(76,533)**	—
Net earnings (loss)	**(3,483)**	(62,127)	38,338	**(56,259)**	116,281

(1) Operating income and funds flow from operations are non-GAAP terms. Operating income is equal to petroleum and natural gas sales minus royalties, operating costs and transportation costs, while funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, future income tax, depletion and depreciation and other non-cash expenditures. Refer to the advisory on Non-GAAP measures at the end of this MD&A.

(2) See Risk Management section below.

(3) Excluding the non-cash portion of the expenditures and including asset retirement obligations paid.

(4) Net of asset retirement obligations paid.

(5) See Income Taxes section below.

For purposes of this MD&A, the analyses of operating income items (i.e. sales, royalties, operating costs and transportation costs) exclude the operating results of Marten Creek and focus on Trilogy's remaining properties (the "Remaining Properties"). A reconciliation of the reported operating income to the operating income of the Remaining Properties for the applicable periods is presented under the Sale of Marten Creek Property section below.

Operating Income from Remaining Properties

Third Quarter 2007 vs. Second Quarter 2007 (thousand dollars except as otherwise indicated)	**Q3 2007[1]**	**Change (%)**	**Q2 2007[2]**
Average sales volumes:			
Natural gas (Mcf/d)	**96,293**	(11)	108,638
Oil and natural gas liquids (Bbl/d)	**3,726**	(24)	4,914
Total (Boe/d)	**19,775**	(14)	23,020
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**5.83**	(25)	7.82
Oil and natural gas liquids ($/Bbl)	**75.54**	14	66.04
Petroleum and natural gas sales before financial instruments:			
Natural gas	**51,624**	(33)	77,294
Oil and natural gas liquids	**25,896**	(12)	29,529
Total petroleum and natural gas sales before financial instruments	**77,520**	(27)	106,823
Royalties	**(13,990)**	(36)	(21,827)
Operating costs	**(23,265)**	8	(21,504)
Transportation costs	**(3,750)**	(3)	(3,859)
Operating income[2]	**36,515**	(39)	59,633

[1] Reported amounts.
[2] Reported amounts less operating results for Marten Creek as shown below.
[3] Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, decreased by $19.7 million and $6.0 million due to lower average natural gas prices and lower sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $7.9 million due to lower sales volumes, partially offset by a $4.2 million increase as a result of higher average oil and natural gas liquid prices. The decreases in sales volume from Trilogy's Remaining Properties are attributable primarily to the turnaround at the K3 plant in South Kaybob, the sale of non-core assets in southern Alberta during the third quarter and a line break that occurred during the quarter in North Kaybob. During the third quarter, Trilogy's production was down by approximately 2,100 Boe/d and 400 Boe/d as a result of the plant turnaround and line break in Kaybob, respectively, while production from the southern Alberta assets averaged approximately 500 Boe/d at the time of the sale.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 18 percent for the third quarter of 2007 as compared to 20 percent for the previous quarter. The significant decline in the natural gas price in the third quarter as compared to the previous quarter reduced the average royalty rate as the rate is price sensitive. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price which varies from Trilogy's realized corporate price, and this variation also impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall royalty rate.

Operating Costs – The increase in operating costs is attributable mainly to the incremental costs incurred on plant turnarounds (approximately $1.8 million) and a line break in Kaybob during the third quarter. On a per unit basis, operating costs increased to $12.79/Boe in the third quarter from $10.27/Boe in the previous quarter. The increased

costs of repairs and maintenance have resulted in higher operating cost per sales volume in 2007 than the forecasted average operating cost of $10.00-$10.50/Boe.

Third Quarter 2007 vs. Third Quarter 2006 (thousand dollars except as otherwise indicated)	**Q3 2007**[1]	**Change (%)**	**Q3 2006**[2]
Average sales volumes:			
Natural gas (Mcf/d)	**96,293**	(3)	99,312
Oil and natural gas liquids (Bbl/d)	**3,726**	(23)	4,854
Total (Boe/d)	**19,775**	(8)	21,406
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**5.83**	(13)	6.69
Oil and natural gas liquids ($/Bbl)	**75.54**	4	72.68
Petroleum and natural gas sales before financial instruments:			
Natural gas	**51,624**	(16)	61,147
Oil and natural gas liquids	**25,896**	(20)	32,455
Total petroleum and natural gas sales before financial instruments	**77,520**	(17)	93,602
Royalties	**(13,990)**	(28)	(19,519)
Operating costs	**(23,265)**	14	(20,451)
Transportation costs	**(3,750)**	(10)	(4,156)
Operating income[2]	**36,515**	(26)	49,476

(1) Reported amounts.
(2) Reported amounts less operating results for Marten Creek as shown below.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, decreased by $7.9 million and $1.6 million due to lower average natural gas prices and lower sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $7.8 million due to lower sales volumes, partially offset by a $1.3 million increase as a result of higher average oil and natural gas liquid sales prices. Sales volumes on Trilogy's Remaining Properties in the third quarter of 2007 were lower as a result primarily of the K3 plant turnaround and a line break in Kaybob and a decline in natural gas liquids yield, partially offset by increased production arising from the acquisition of Blue Mountain in October 2006.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 18 percent for the third quarter of 2007 as compared to 21 percent for the comparative quarter of last year. This decrease is attributable primarily to lower natural gas prices and additional gas cost allowance credit applied against crown royalties during the third quarter of 2007. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which varies from Trilogy's realized corporate price, and this variation impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall rate.

Operating Costs – Operating costs on Trilogy's Remaining Properties increased in the third quarter of 2007 as compared to the same quarter in 2006 due mainly to plant turnarounds and a line break as mentioned above. On a per unit basis, operating costs increased to $12.79/Boe in the third quarter of 2007 from $10.38/Boe in the same quarter of 2006 due primarily to higher repairs and maintenance costs.

Year-to-date 2007 vs. Year-to-date 2006 (thousand dollars except as otherwise indicated)	Nine Months Ended Sept. 30, 2007[1]	Change (%)	Nine Months Ended Sept. 30, 2006[1]
Average sales volumes:			
Natural gas (Mcf/d)	**102,817**	4	98,912
Oil and natural gas liquids (Bbl/d)	**4,453**	(11)	4,982
Total (Boe/d)	**21,589**	1	21,467
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.28**	(5)	7.65
Oil and natural gas liquids ($/Bbl)	**66.98**	(2)	68.54
Petroleum and natural gas sales before financial instruments:			
Natural gas	**204,439**	(1)	206,582
Oil and natural gas liquids	**81,423**	(13)	93,220
Total petroleum and natural gas sales before financial instruments	**285,862**	(5)	299,802
Royalties	**(58,549)**	(15)	(68,518)
Operating costs	**(65,509)**	9	(60,011)
Transportation costs	**(11,269)**	(8)	(12,258)
Operating income[2]	**150,535**	(5)	159,015

(1) Reported amounts less operating results for Marten Creek as shown below.
(2) Refer to the advisories on non-GAAP measures at the end of this MD&A.

Petroleum and natural gas sales – Natural gas sales, before financial instruments, decreased by $9.9 million due to lower average natural gas prices, partially offset by a $7.8 million increase due to higher sales volumes. Oil and natural gas liquid sales, before financial instruments, decreased by $9.7 million and $2.1 million due to lower sales volumes and lower average oil and natural gas liquid sales prices, respectively. Product sales volumes on Trilogy's Remaining Properties increased in 2007 as a result of the acquisitions of Redsky at the end of the first quarter of 2006 and Blue Mountain during the fourth quarter of 2006, and new production additions in 2007, partially offset by natural declines and the impact of various operational issues including plant turnarounds in the South Kaybob and Grande Prairie areas. The increase in oil and natural gas liquid sales volume as a result of acquisitions however was more than offset by a decline in natural gas liquids yield.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 20 percent in the nine months of 2007 as compared to 23 percent in the same period of 2006. This decrease is attributable partly to the decline in natural gas prices and to an increase in gas cost allowance credits applied against crown royalties during the second and third quarters of 2007. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which varies from Trilogy's realized corporate price, and this variation impacts the average royalty rate. In addition, various reductions, including gas cost allowance credits, impact the overall rate.

Operating Costs – The increase in operating costs in the first nine months of 2007 is attributable mainly to higher workover and maintenance costs and an increased cost of goods and services in the energy sector. These are also the primary reasons why operating costs on the Remaining Properties on a per unit basis increased to $11.11/Boe in the first nine months of 2007 from $10.24/Boe in the same period of 2006.

Sale of Marten Creek Property

Trilogy disposed of its Marten Creek property ("Marten Creek") on May 15, 2007 resulting in reductions in Trilogy's production, revenue, royalties, operating costs and transportation costs after that date.

Trilogy's interim consolidated financial statements for the three months ended June 30, 2007 and September 30, 2006, and nine months ended September 30, 2007 and 2006 include the results of operations and cash flows associated with Marten Creek through to May 15, 2007. The following table shows Trilogy's reported operating results for these comparative periods, separating the operating results of Marten Creek from Trilogy's other properties:

Three Months Ended	June 30, 2007			September 30, 2006		
	Reported	Marten Creek	Remaining Properties[2]	Reported	Marten Creek	Remaining Properties[2]
Sales volume						
Natural gas (MMcf/d)	114.7	6.1	108.6	116.6	17.3	99.3
Oil and natural gas liquids (Bbl/d)	4,916	2	4,914	4,854	—	4,854
Combined (Boe/d)	24,030	1,010	23,020	24,288	2,882	21,406
Average realized prices[1]						
Natural gas ($/Mcf)	7.81	7.65	7.82	6.58	5.92	6.69
Oil and natural gas liquids ($/Bbl)	66.04	—	66.04	72.68	—	72.68
Operating income (thousand dollars)						
Sales[1]						
Natural gas	81,506	4,212	77,294	70,566	9,419	61,147
Oil and natural gas liquids	29,544	15	29,529	32,455	—	32,455
Total sales	111,050	4,227	106,823	103,021	9,419	93,602
Royalties	22,477	650	21,827	20,935	1,416	19,519
Operating costs	23,458	1,954	21,504	22,086	1,635	20,451
Transportation	4,194	335	3,859	4,799	643	4,156
Operating income[3]	60,921	1,288	59,633	55,201	5,725	49,476

(1) Before gain/loss on financial instruments.
(2) The operating results attributed for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

Nine Months Ended	September 30, 2007			September 30, 2006		
	Reported	Marten Creek	Remaining Properties[2]	Reported	Marten Creek	Remaining Properties[2]
Sales volume						
Natural gas (MMcf/d)	**109.7**	**6.9**	**102.8**	117.5	18.6	98.9
Oil and natural gas liquids (Bbl/d)	**4,455**	**2**	**4,453**	4,982	—	4,982
Combined (Boe/d)	**22,743**	**1,154**	**21,589**	24,572	3,105	21,467
Average realized prices[1]						
Natural gas ($/Mcf)	**7.30**	**7.51**	**7.28**	7.52	6.81	7.65
Oil and natural gas liquids ($/Bbl)	**66.98**	—	**66.98**	68.54	—	68.54
Operating income (thousand dollars)						
Sales[1]						
Natural gas	**218,617**	**14,178**	**204,439**	241,203	34,621	206,582
Oil and natural gas liquids	**81,460**	**37**	**81,423**	93,220	—	93,220
Total sales	**300,077**	**14,215**	**285,862**	334,423	34,621	299,802
Royalties	**61,393**	**2,844**	**58,549**	77,569	9,051	68,518
Operating costs	**69,425**	**3,916**	**65,509**	65,451	5,440	60,011
Transportation	**12,186**	**917**	**11,269**	14,475	2,217	12,258
Operating income[3]	**157,073**	**6,538**	**150,535**	176,928	17,913	159,015

(1) Before gain/loss on financial instruments.
(2) The operating results attributed for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(3) Refer to the advisories on non-GAAP measures at the end of this MD&A.

OTHER INCOME STATEMENT ITEMS

Depletion and Depreciation Expense

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Reported amount (thousand dollars)	**26,647**	29,680	32,591	**89,255**	93,147
Expense per sales volume ($/Boe)	**14.65**	13.57	14.59	**14.38**	13.89

Reported depletion and depreciation expense decreased from previous periods as compared to current periods as a result of the sale of Marten Creek assets in May 2007 and certain non-core assets in southern Alberta assets in August 2007, and decreases in production. Depletion and depreciation expense on a per unit basis is up to $14.65/Boe in the third quarter of 2007 from $13.57/Boe in the previous quarter and $14.59/Boe in the third quarter of 2006 due mainly to the decrease in sales volume and higher expired mineral lease expense. These are also the primary reasons why depletion and depreciation expense per unit increased on a year-to-date basis.

General and Administrative Expenses

General and administrative expenses include recoveries and unit-based compensation recovery.

(thousand dollars except as otherwise indicated)	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Expenses before unit-based compensation and recoveries	**5,699**	6,764	5,568	**19,665**	17,604
Overhead recoveries	**(3,922)**	(2,641)	(3,921)	**(9,624)**	(11,996)
Expenses after recoveries and before unit-based compensation	**1,777**	4,123	1,647	**10,041**	5,608
Unit-based compensation	**(421)**	645	(454)	**332**	1,331
Reported amount	**1,356**	4,768	1,193	**10,373**	6,939
Expenses after recoveries and before unit-based compensation per sales volume ($/Boe)	**0.98**	1.89	0.74	**1.62**	0.84

General and administrative expenses (after recoveries and before unit-based compensation) were lower during the third quarter of 2007 compared to the previous quarter due primarily to lower compensation and consulting expenses, and higher recoveries.

On a year-to-date basis, general and administrative expenses (after recoveries and before unit-based compensation), both on a total and per unit of sales volume, were higher in 2007 compared to 2006 due primarily to the increase in personnel costs and lower recoveries resulting from decreased capital activity, partially offset by a decrease in management fees paid to a related party.

The fluctuations in unit-based compensation expense are attributable primarily to the changes in the periodic revaluation of Trilogy's unit appreciation rights liability in reference to the market price of Trust Units. Unit-based compensation expense also includes the amortization of the grant date fair market value of options issued under Trilogy's unit option plan and a related party's option plan issued to Trilogy employees as described in the notes to Trilogy's interim consolidated financial statements.

Interest and Financing Charges

	Three Months Ended			Nine Months Ended	
	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Reported amount (thousand dollars)	**4,944**	5,597	3,194	**17,242**	8,232
Expense per sales volume ($/Boe)	**2.72**	2.56	1.43	**2.78**	1.23

Interest and financing charges decreased during the third quarter of 2007 compared to the previous quarter due to the repayment of Trilogy's acquisition facility during the third quarter of 2007. The increase in interest and financing charges from the third quarter of 2006 to the same quarter of 2007 is attributable primarily to additional debt and financing charges incurred in conjunction with the Blue Mountain acquisition in October 2006. The additional debt incurred to fund the acquisition is also the reason for the increase in interest and financing charges on a year-to-date basis.

Exploration Expenditures and Other

	Three Months Ended			Nine Months Ended	
(thousand dollars)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Exploration expenditures	**4,308**	1,057	8,434	**8,655**	17,620
Loss (gain) on sale of property, plant and equipment	**2,939**	(1,046)	—	**1,893**	—
Accretion on asset retirement obligations	**1,123**	1,161	905	**3,464**	2,678

Exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. The change in exploration expenditures is due mainly to the fluctuation in dry hole costs from period to period.

The loss on sale of property, plant and equipment in the third quarter of 2007 relates mainly to an approximately $4.2 million loss from Trilogy's southern Alberta asset disposition net of a $1.3 million gain adjustment on the disposition of Marten Creek.

The changes in accretion on asset retirement obligation are caused primarily by the changes in asset retirement obligation as a result of asset additions and/or dispositions.

RISK MANAGEMENT

Financial Risks

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's annual production volumes.

The Trust had financial commodity forward contracts outstanding as at September 30, 2007 pertaining to the sale of (a) 2,000 Bbl/d at an average WTI fixed price of U.S. $67.64/Bbl from October 2007 to December 2007 and (b) 1,000 Bbl/d of oil at a WTI Fixed Price of U.S.$73.48/Bbl from January to December 2008.

The Trust adopted new accounting standards on financial instruments as discussed under the Changes in Accounting Policies section below. The adoption of these new accounting standards did not result in a change in Trilogy's accounting for financial instruments using the fair value method.

The change in the fair value of outstanding financial instruments, which were classified as held-for-trading, is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as a 'realized gain (loss) on financial instruments'. The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Three Months Ended			**Nine Months Ended**	
(thousand dollars except as indicated)	**Sept. 30, 2007**	**June 30, 2007**	**Sept. 30, 2006**	**Sept. 30, 2007**	**Sept. 30, 2006**
Realized gain (loss) on financial instruments	**(1,451)**	514	5,417	**16,304**	36,693
Unrealized gain (loss) on financial instruments	**(1,945)**	(661)	22,587	**(21,741)**	29,442
Total gain (loss) on financial instruments	**(3,396)**	(147)	28,004	**(5,437)**	66,135
Realized gain (loss) on financial instruments per Boe ($/Boe)	**(0.80)**	0.24	2.42	**2.63**	5.47

The mark-to-market accounting of financial instruments causes significant fluctuations in the gain (loss) on financial instruments due to the volatility of energy commodity prices. All financial instrument gas contracts matured as at March 31, 2007 and no further gas contracts have been entered into by Trilogy since then. The remaining financial instrument crude oil contracts resulted in significantly lower realized and unrealized gains (losses) on financial instruments in the second and third quarters of 2007.

Pursuant to a services agreement described under the Related Party Transactions section, a subsidiary of Paramount Resources Ltd. ("Paramount") performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above. In addition, foreign currency rate fluctuations may impact the Trust mainly due to its U.S. Dollar denominated financial instrument contracts with counterparties in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

Operational and Other Risks

Trilogy is subject to various risks and uncertainties including those relating to its operations, environment, and other risks as discussed in other sections of this MD&A. Trilogy mitigates these risks through the development of mitigation plans, processes and policies, and executing such plans, processes and policies as necessary.

REPORTED FUNDS FLOW FROM OPERATIONS PER UNIT OF SALES VOLUME

	Three Months Ended			Nine Months Ended	
(Dollars per Boe)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Gross revenue before financial instruments(1)	**40.76**	48.48	44.61	**46.29**	47.97
Royalties	**(7.69)**	(10.28)	(9.37)	**(9.89)**	(11.56)
Operating costs	**(12.79)**	(10.73)	(9.88)	**(11.18)**	(9.76)
Asset retirement obligation expenditures	**(0.03)**	(0.14)	(0.41)	**(0.11)**	(0.20)
General and administrative expenses(2)	**(0.98)**	(1.89)	(0.74)	**(1.62)**	(0.85)
Interest and financing charges	**(2.72)**	(2.56)	(1.43)	**(2.78)**	(1.23)
Exploration expenditures	**(0.11)**	(0.19)	(0.05)	**(0.13)**	(0.09)
Realized gain on financial instruments (loss)	**(0.80)**	0.24	2.42	**2.63**	5.47
Funds flow from operations(3)	**15.64**	22.94	25.15	**23.21**	29.75
Net change in operating working capital	**9.48**	(0.18)	2.98	**3.05**	(0.33)
Cash flows from operating activities	**25.12**	22.74	28.13	**26.26**	29.42

(1) Net of transportation costs and including other income.
(2) Excluding non-cash unit and stock-based compensation expense.
(3) Refer to the advisories on non-GAAP measures and numerical references at the end of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	Sept. 30, 2007	Dec. 31, 2006
Working capital deficit (including financial instruments and current portions of long-term debt and unit-based compensation)	**28,847**	61,210
Long-term debt – long-term portion	**332,844**	355,136
Unit-based compensation liability – long-term portion	**1,009**	1,171
Net debt[1] (including unit-based compensation liability)	**362,700**	417,517
Unitholders' equity	**383,127**	520,854
Total	**745,827**	938,371

[1] Refer to the advisories on non-GAAP measures at the end of this MD&A.

Working Capital

The decrease in the working capital deficiency from $61.2 million as at December 31, 2006 to $28.8 million as at September 30, 2007 is due primarily to the repayment of the acquisition facility loan reducing the current portion of long-term debt to zero, offset by the change in the value of outstanding financial instruments from an asset of $18.4 million at December 31, 2006 to a liability of $3.3 million at September 30, 2007. In addition, accounts payable and accrued liabilities decreased from $72.6 million at December 31, 2006 to $57.4 million at September 30, 2007 as a result of lower capital spending during the third quarter of 2007 as compared to the fourth quarter of 2006, which was partially offset by a decrease in accounts receivable due mainly to lower accrued revenue.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facilities.

Long-term Debt and Credit Facilities

Long-term debt represents the outstanding draws from Trilogy's revolving credit and working capital facility described in Trilogy's notes to its consolidated financial statements.

Trilogy's bank debt outstanding from its $363 million revolving credit and working capital facility was $334.2 million (before unamortized discount) as at September 30, 2007. The size of this committed credit facility is based primarily on the value of Trilogy's petroleum and natural gas assets. As at October 17, 2007, the borrowing base from this facility increased to $370 million based on the latest credit review by Trilogy's lenders. The revolving feature of the Trust's credit facility expires on March 28, 2008, if not extended. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan as discussed in the consolidated financial statements. This liability is the estimated value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights in conjunction with fluctuations in the market price of Trust Units and the increase in the elapsed period of unvested unit rights.

Contractual Obligations

There was no material change to the Trust's contractual obligations as at December 31, 2006, except for the settlement of previously reported obligations for the first nine months of 2007.

Trust Units, Options and Rights

As at September 30, 2007 and November 6, 2007, the Trust had 92,566,681 Trust Units and 93,261,652 Trust Units outstanding, respectively.

Outstanding unit rights issued under Trilogy's unit appreciation plan were 1,265,250 unit rights and 1,239,250 unit rights as at September 30, 2007 and November 6, 2007, respectively, of which 503,750 unit rights and 835,250 unit rights were exercisable as at those dates, respectively. Outstanding unit options issued under Trilogy's unit option plan were 2,868,500 unit options and 2,838,500 unit options as at September 30, 2007 and November 6, 2007, respectively, of which 45,000 unit options and 156,500 unit options were exercisable as at those dates, respectively.

Cash Flows from Operations and Distributions

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
(thousand dollars except where stated otherwise)	**2007**	**2006**	**2007**	**2006**
Funds flow from operations[1]	**28,477**	56,201	**144,082**	199,621
Net changes in operating working capital	**17,286**	6,666	**18,997**	(2,237)
Cash flows from operating activities	**45,763**	62,867	**163,079**	197,384
Distributions declared[2]	**27,770**	55,221	**83,310**	180,258
Distributions declared as a percentage of cash flows from operating activities	**61%**	88%	**51%**	91%
Distribution declared per Trust Unit (in full amount)	**0.30**	0.60	**0.90**	2.00

(1) Refer to the advisories on non-GAAP measures at the end of this MD&A.
(2) Including amounts reinvested under the distribution reinvestment plan.

Funds flow from operations decreased in the third quarter of 2007 due mainly to lower sales volume and realized natural gas prices. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors.

Trilogy's distributions to its Unitholders are funded by cash flows from operating activities with the remaining cash directed towards capital spending and debt repayments. Capital spending is also funded from time to time by draw downs from Trilogy's credit facilities.

Trilogy intends to provide cash distributions to Unitholders that are sustainable to the Trust. The amount of these distributions in the future is highly dependent upon the amount of cash flows generated from operations and cannot be assured.

Productive Capacity

Trilogy's productive capacity represents its ability to exploit its petroleum and natural gas reserves, and it is measured in terms of the average barrels of oil equivalent it produces and sells in any given period *(refer to the discussions on actual sales volumes under the Results of Operations section above)*. Maintenance of Trilogy's productive capacity involves the efficient operation and maintenance of its production and processing facilities to enable a steady flow of oil and natural gas, and the effective management of its petroleum and natural gas reserves base, including the replacement of produced reserves at low finding costs. Trilogy's productive capacity may be affected by external factors beyond its control including, but not limited to, weather conditions, general economic conditions, government laws and regulations and access to non-operated facilities. See the Advisories section of this MD&A for other risks and uncertainties impacting Trilogy's operations.

Wells Drilled

(number of wells)	Three Months Ended September 30, 2007		2006		Nine Months Ended September 30, 2007		2006	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**15.0**	**11.1**	14.0	13.2	**45.0**	**32.4**	57.0	48.8
Oil	**2.0**	**0.5**	1.0	1.0	**4.0**	**0.5**	1.0	1.0
Dry	**2.0**	**—**	2.0	1.5	**4.0**	**1.0**	8.0	5.5
Total	**19.0**	**11.6**	17.0	15.7	**53.0**	**33.9**	66.0	55.3

[1] "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest.

[2] "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

Capital Expenditures

(thousand dollars)	Three Months Ended Sept. 30, 2007	2006	Nine Months Ended Sept. 30, 2007	2006
Land	**1,065**	1,500	**3,874**	18,521
Geological and geophysical	**128**	579	**1,295**	1,791
Drilling	**12,657**	23,171	**55,860**	81,051
Production equipment and facilities	**5,304**	5,969	**16,817**	29,967
Exploration and development expenditures	**19,154**	31,219	**77,846**	131,330
Proceeds received from property dispositions	**(24,530)**	—	**(98,502)**	—
Property acquisitions[1]	**—**	—	**—**	401
Corporate assets	**4,014**	24	**6,398**	634
Net capital expenditures	**(1,362)**	31,243	**(14,258)**	132,365

[1] Excluding corporate acquisitions.

Exploration and development expenditures decreased in both periods of 2007 as Trilogy reduced its capital expenditures program in light of the reduction in natural gas prices and continuing high costs. In 2006, Trilogy accelerated work on some projects to ensure access to equipment resulting in a higher capital budget as compared to 2007. The proceeds received from property dispositions relate principally to the sale of the southern Alberta and Marten Creek assets.

INCOME TAXES

As described in Trilogy's September 30, 2007 interim consolidated financial statements, the Government of Canada enacted legislation in June 2007 imposing additional income taxes on publicly traded income trusts for the taxation years commencing January 1, 2011. Trilogy continues to evaluate this legislation, developments thereon and the options available in an effort to maximize unitholder value. Trilogy believes this legislation does not directly affect Trilogy's funds flow from operations prior to January 1, 2011.

After the enactment of the new tax legislation, Trilogy recorded a future income tax liability of $76.5 million as at September 30, 2007 with a corresponding future income tax expense recognized in earnings for the nine months then ended.

Trilogy has estimated its future income taxes based on current estimates of the results of operations, tax pool claims and cash distributions in the future assuming no material change to its current organizational structure. As currently

interpreted, Canadian GAAP does not permit the incorporation of any assumptions related to a change in organizational structure into Trilogy's estimate of future income taxes until such structures are given legal effect.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's interim consolidated financial statements for the three and nine months ended September 30, 2007, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.7 percent of the outstanding Trust Units at September 30, 2007), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses paid and accrued for such services was $0.2 million and $0.8 million for the three and nine months ended September 30, 2007, respectively.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due to Paramount arising from the above related party transactions as at September 30, 2007 was $2.2 million. This amount consists of $2.0 million outstanding billings from Paramount arising from normal business activities and $0.2 million accrued management fees.

Trilogy also had distributions payable of $1.5 million to Paramount as at September 30, 2007 with respect to the September 2007 distribution to Unitholders.

QUARTERLY FINANCIAL INFORMATION

(thousand dollars except per unit amounts)	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Revenue after financial instruments, royalties and other income	**60,521**	87,603	84,643	92,306
Earnings (loss) before tax	**(7,811)**	18,734	9,351	24,582
Net earnings (loss)	**(3,483)**	(62,127)	9,351	24,582
Earnings (loss) per Trust Unit:				
Basic	**(0.04)**	(0.67)	0.10	0.27
Diluted	**(0.04)**	(0.67)	0.10	0.27

(thousand dollars except per unit amounts)	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Revenue after financial instruments, royalties and other income	111,540	89,450	123,833	145,643
Earnings before tax	38,338	19,819	58,124	87,675
Net earnings	38,338	19,819	58,124	87,675
Earnings per Trust Unit:				
Basic	0.42	0.22	0.68	1.11
Diluted	0.42	0.22	0.68	1.11

Please refer to the Results of Operations and other sections of this MD&A for quarterly comparative discussions, and to Trilogy's previously issued interim and annual MD&A for changes in prior quarters.

OUTLOOK

Trilogy's guidance for the remainder of the year is as follows:.

Q4 average daily production	—	21,500 Boe/d
Average daily production for 2007	—	22,500 Boe/d
Operating costs for Q4 2007	—	$10.50/Boe
Annual operating costs for 2007	—	$11.00/Boe

On October 25, 2007, the Government of Alberta announced a New Royalty Framework. The New Royalty Framework will result in significant changes to the royalty regime requiring new legislation and changes to existing legislation and regulations. The estimated date for implementation is January 1, 2009. Trilogy is currently reviewing this framework.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based primarily on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto are discussed in the Trust's annual consolidated financial statements and MD&A for the year ended December 31, 2006. In addition to those disclosed in the annual consolidated financial statements and MD&A for the year ended December 31, 2006, Trilogy has estimated its future income tax liability as at September 30, 2007 in conjunction with the legislation imposing taxes on publicly traded income trusts beginning January 1, 2011. The recording of future income tax for Trilogy involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes before and after January 1, 2011. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used (which include, but not limited to, estimated results of operations, tax pool claims and cash distributions) are based on management's current expectations and will change in future periods. Accordingly, the estimate of future income tax will change in future periods and will differ from the current estimate.

NEW ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies

Effective January 1, 2007, the Trust has adopted the new accounting standards on financial instruments, other comprehensive income, equity and accounting changes as described in note 3 to the unaudited interim consolidated financial statements. These changes did not impact the reported amounts in Trilogy's financial statements.

Future Accounting Changes

The Canadian Institute of Chartered Accountants has issued Handbook Sections 3862 *(Financial Instruments – Disclosures)*, 3863 *(Financial Instruments – Presentation)* and 1535 *(Capital Disclosures)*, which will be effective January 1, 2008. These new accounting standards will require the Trust to provide additional disclosures relating to financial instruments, including hedging instruments, and the Trust's capital. Handbook Section 3863 does not change the presentation provided in Section 3861 *(Financial Instruments – Disclosure and Presentation)* which it

replaces. It is anticipated that the adoption of these new accounting standards will not impact the amounts reported in the Trust's financial statements as these standards primarily relate to disclosures.

FINANCIAL REPORTING AND DISCLOSURE CONTROLS

There were no material changes to Trilogy's financial reporting disclosure controls and procedures and internal controls over financial reporting for the three months ended September 30, 2007.

ADVISORIES

Forward-looking Statements and Information

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- the timing and estimate of reversals of temporary differences between assets and liabilities recorded for accounting and tax purposes;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to future production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to secure adequate product transmission and transportation;
- Trilogy's ability to enter into or renew leases;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing, including Trilogy's ability to extend its credit facility on an ongoing basis;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- weather conditions;
- general economic and business conditions;
- the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments and change to royalty regimes;
- imprecision in estimates of product sales, tax pools, tax shelter, tax deductions available to Trilogy, changes to tax legislation and regulation applicable to Trilogy, and timing and amounts of reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes.
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy;
- hiring/maintaining staff;
- the impact of market competition; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Trilogy uses the terms "funds flow from operations", "operating income" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows.

"Operating income" is equal to petroleum and natural gas sales minus royalties, operating costs, and transportation costs. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "operating income" and "net debt" can be derived directly from Trilogy's consolidated financial statements. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this document are to Canadian dollars unless otherwise indicated.

The columns on some tables in this document may not add due to rounding.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d", "Bcf", "Bbl", and "Bbl/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

TRILOGY
ENERGY TRUST

Form 52-109F2

Certification of Interim Filings

I, James H.T. Riddell, Chief Executive Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2007

/s/ James H.T. Riddell
James H.T. Riddell
Chief Executive Officer

TRILOGY
ENERGY TRUST

Form 52-109F2

Certification of Interim Filings

I, Michael G. Kohut, Chief Financial Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7, 2007

/s/ Michael G. Kohut
Michael G. Kohut
Chief Financial Officer

END